

**2019**

## Notice of Annual Meeting
## & Proxy Statement

EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
CORPORATE HEADQUARTERS
SEATTLE, WA

March 27, 2019

**To Our Shareholders**

As we enter our 40th year of operation, we look back on one of our best years in the history of the company. In 2018, we generated record gross and net revenues, operating income, net income, and earnings per share. We accomplished these results through the efforts of our highly trained employees, operating in more than 60 countries, bound together by our culture of customer service, regulatory compliance, continuous improvement, and a focus on profitable organic growth.

Over the past 40 years, we have not wavered from our commitment to the core of our business and our business model. We have, however, evolved over the years, with a great example being the strategic work taking place within our Company. In addition to clearly articulating the strategy for the core of our business, our strategy team also is committing time and resources to explore future opportunities. While our focus on the future is not new, we developed our strategy team out of recognition that the pace of global change requires a different approach.

We remain dedicated to sound operations and good governance. Based on conversations with our shareholders, we continue to appreciate how important it is that our executive compensation program measures up to the expectations of our shareholders. We believe in the value of our incentive program and what it brings to our Company as one of our key competitive strengths. While we think it is essential to protect the program's fundamental features, we recognize opportunities to improve it. One enhancement we are introducing in 2019 is the expanded use of long-term performance share units (PSU) to senior executive management, promoting further alignment with our shareholders.

Since 2013, we have lowered our average Director tenure to 5 years from 14 years, and we continue to refresh our Board by nominating Robert Carlile as a Director. We believe that Mr. Carlile's business and financial expertise will serve us well in the years to come and we ask you to confirm his nomination to the Board.

We offer heartfelt thanks to departing Board member and friend, Tay Yoshitani. Mr. Yoshitani offered unique industry insights from his years of professional service with various ports and associations. We will miss his valuable counsel.

**We ask for your vote**:

You are asked to vote **FOR** the Board's recommended director nominees and three proposals put forth by the Board, and to vote **AGAINST** one shareholder proposal that we believe is unnecessary and costly for shareholders.

We look to the next 40 years with confidence and commitment to our employees, customers, service providers, communities and our shareholders. On behalf of the entire Board of Directors and the more than 17,000 employees, we thank you for your continued support and your investment in our business.

Sincerely,

Robert R. Wright

Robert R. Wright
Chairman of the Board

# TABLE OF CONTENTS

# NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

| | |
|---|---|
| TUESDAY<br>**May 7, 2019**<br>@ 9:00 A.M. Pacific Time<br><br>Expeditors International<br>1015 Third Ave<br>Seattle, WA 98104 | • Election of Directors<br>• Approve (advisory) Named Executive Officer Compensation<br>• Approve Amendment to Employee Stock Purchase Plan<br>• Ratification of Independent Registered Public Accounting Firm<br>• Vote on Shareholder Proposal No. 5, if presented at meeting<br><br>**Record Date**: Close of business on March 12, 2019 |

**Important Notice of Internet Availability of Proxy Materials**

This notice of Annual Meeting of Shareholders and related proxy materials are being distributed or made available to shareholders beginning on or about March 27, 2019. This includes instructions on how to access these materials (including our Proxy Statement and 2018 Annual Report to shareholders) online.

**Please vote your shares**

We encourage shareholders to vote promptly, as this will save the expense of additional proxy solicitation. You may vote in the following ways:









| Visit the website listed on your proxy card or voting instruction form to vote via the internet | Call the telephone number on your proxy card or voting instruction form to vote by telephone | If you received a paper copy of the proxy materials by mail: mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope | You can vote in person at the annual meeting. |
|---|---|---|---|

By Order of the Board of Directors,
Expeditors International of Washington, Inc.

Benjamin G. Clark
Corporate Secretary
Seattle, Washington
March 27, 2019

# PROXY SUMMARY

This Proxy Statement and the accompanying form of proxy are furnished in connection with the solicitation of proxies by the Board of Directors of Expeditors International of Washington, Inc. (the "Company," "Expeditors," "we," "us," "our") for use at the Annual Meeting of Shareholders (the "Annual Meeting"). This proxy summary is intended to provide a broad overview of the items that you will find elsewhere in this Proxy Statement. As this is only a summary, we encourage you to read the entire Proxy Statement for more information about these topics prior to voting.

## Meeting Agenda & Voting Recommendations

| Proposal | | Board's Voting Recommendation | Page |
|---|---|---|---|
| No. 1: Election of Directors | ✓ | FOR (each nominee) | pg. 5 |
| No. 2: Advisory Vote to Approve Named Executive Officer Compensation | ✓ | FOR | pg. 19 |
| No. 3: Approve Amendment to Employee Stock Purchase Plan | ✓ | FOR | pg. 34 |
| No. 4: Ratification of Independent Registered Public Accounting Firm | ✓ | FOR | pg. 37 |
| No. 5: Shareholder Proposal: Political Disclosure Shareholder Resolution | ✗ | AGAINST | pg. 39 |

## Record Results in 2018

In 2018, the Company generated record results for Revenue, Net Revenue, Operating Income, EPS, and cash returned to shareholders (dividends and share repurchases). At the same time, we continued to make substantial investments in people, processes, technology, and committed resources to strategic innovation to both complement and extend our core businesses.

### 2016-2018 Financial Performance

(Data in millions except earnings per share)



| | Gross Revenues | Net Revenues* | Operating Income | EPS |
|---|---|---|---|---|
| 2016 | $6,098 | $2,164 | $670 | $2.36 |
| 2017 | $6,921 | $2,319 | $700 | $2.69 |
| 2018 | $8,138 | $2,620 | $797 | $3.48 |

 ■ 2016  ■ 2017  ■ 2018

 \*Net Revenues are a non-GAAP measure calculated as revenues less directly related operating expenses attributable to the Company's principal services. Please see Management's Discussion and Analysis in our most recent Annual Report on Form 10-K for a reconciliation of Net Revenues to Revenues.

## Responding to Shareholders: Increasing Shift to Long-Term Equity Compensation

We value our shareholders' views on Named Executive Officer (NEO) compensation, and we continue to regularly engage with those representing more than half of the outstanding shares to understand their perspectives on our company, including our compensation programs. Shareholders supported our 2018 and 2017 advisory vote on NEO compensation by 96% and 94%, respectively, by voting FOR our proposals. In 2019, the Board is implementing further changes to compensation for senior executive management, including all NEO. Those changes include shifting cash compensation to long-term, performance-based equity for senior executive management by:

1. Reducing their allocation of the Executive Incentive Compensation Pool by 3% to invest in key personnel, effective January 1, 2019;

2. Further reducing their allocation of the Executive Incentive Compensation Pool by an amount equal to the target value of performance share unit ("PSU") awards that will vest only if 3-year performance goals are achieved for Net Revenues and EPS, matching a similar program that shareholders supported for our CEO in 2017 and 2018; and

3. Substantially increasing the stock ownership requirement.

# Substantive Changes to Compensation

The table below shows the proposed changes to compensation for 2019, as well as the changes we implemented in 2018 and 2017, demonstrating our responsiveness to shareholders, while also maintaining the competitive advantages of our foundational compensation programs.

| | | |
|---|---|---|
| **New Changes adopted for 2019** | Reduced senior executive management's allocation of the executive incentive compensation pool by 3% to invest in key personnel | • Aligns senior executives with focus on strategic growth initiatives and funds those investments |
| | Further reduced senior executive management's allocation of the executive incentive compensation pool by an amount equal to the target value of PSU awards | • Will significantly increase NEO portion of pay to equity, increasing alignment with shareholders<br><br>• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs<br><br>• Aligns senior executive management with shareholders through share ownership (provided PSU are earned)<br><br>• Aligns with prevalent market practices |
| | Substantially increased stock holding requirement | • Increases alignment with long-term interests of shareholders |

| | | |
|---|---|---|
| **Changes implemented in 2018 and 2017** | Shifted a greater portion of CEO pay to equity and implemented a PSU program for the CEO | • Increased the CEO's equity portion of pay to 36% in 2018 from 24% in 2016, in alignment with shareholders<br><br>• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs<br><br>• Aligns CEO with shareholders through share ownership (provided PSU are earned)<br><br>• Aligns with prevalent market practices |
| | Reduced senior executive management's allocation of the Executive Incentive Compensation Pool by 6% to fully fund the Company's strategic growth initiatives | • Aligns senior executives with focus on strategic growth initiatives and funds those investments |
| | Added a performance requirement to CEO's executive non-equity incentive compensation, requiring 5% year-over-year operating income growth to earn unreduced payout | • Establishes performance expectation for continuous profit growth such that if year-over-year operating income growth is less than 5%, the CEO receives a 5% reduction in his payout<br><br>• Establishes minimum level of operating income performance |
| | Replaced stock options with RSU for all key employees | • Increases alignment with shareholders<br><br>• Provides retention of key employees in competitive market for talent |
| | Adopted a "hold until met" policy that requires executives to hold 75% of the net after-tax shares received upon vesting of PSU and RSU until their respective stock ownership guidelines are met | • Increases alignment with shareholders<br><br>• Aligns with emerging market practices and shareholder preferences |
| | Adopted "double trigger" vesting upon a change-in-control for all new equity incentive awards | • Aligns with emerging market practices and shareholder preferences |

## Director Identification & Nomination Process

The Policy on Director Nominations, which can be found on the Company's website at https://investor.expeditors.com, describes the process by which Director nominees are selected by the Nominating and Corporate Governance Committee, and includes the criteria the Committee will consider in determining the qualifications of any candidate for Director. In reviewing candidates for the Board, the Committee considers the entirety of each candidate's credentials in the context of these standards. With respect to the nomination of continuing Directors for re-election, the individual's contributions to the Board are also considered.

The Committee annually reviews its nomination procedures to assess the effectiveness of the Policy on Director Nominations. The Committee considers candidates for Director who are recommended by its members, by management, and by search firms retained by the Committee. In addition, per the Policy on Director Nominations, the Committee will also consider any candidate proposed by a shareholder satisfying certain notice provisions, and will take into account the size and duration of the recommending shareholder's ownership.

All candidates for Director who, after evaluation, are then recommended by the Committee and approved by the Board of Directors will be included in the Company's recommended slate of Director nominees in its Proxy Statement.

In addition, any shareholder or group of up to 20 shareholders that has continuously beneficially owned at least 3% of the Company's Common Stock for at least three years, and who satisfies certain notice, information and consent provisions, may nominate up to 20% of the Directors standing for election and include such nominees on the Company's proxy statement pursuant to the Company's proxy access rights. Lastly, a shareholder may nominate a Director candidate for election outside of the Company's proxy statement if the shareholder complies with the notice, information and consent provisions of Article II of the Company's Bylaws, which can be found on our website at https://investor.expeditors.com.

Our Bylaws require any notice for Director nominees for shareholder consideration be submitted by certain deadlines, which are explained in detail under the heading "Deadlines for Shareholder Proposals for the 2020 Annual Meeting of Shareholders."

# PROPOSAL NO. 1:
## ELECTION OF DIRECTORS

The Company's Bylaws require a Board of Directors composed of not less than 6 nor more than 11 members. Expeditors' Directors are elected at each Annual Meeting to hold office until the next Annual Meeting or until the election or qualification of his or her successor. Any vacancy resulting from the non-election of a Director may be filled by the Board of Directors. The ten nominees are named below. Proxies cannot be voted for a greater number of persons than the number of nominees named in this proposal.

## Nominees for Election

This year's nominees consist of eight independent Directors and two non-independent Directors. Unless otherwise instructed, it is the intention of the persons named in the accompanying form of proxy to vote shares represented by properly executed proxies for the 10 nominees of the Board of Directors named below. Although the Board anticipates that all of the nominees will be available to serve as Directors of the Company, should any one or more of them be unwilling or unable to serve, it is intended that the proxies will be voted for the election of a substitute nominee or nominees designated by the Board of Directors or the seat will remain open until the Board of Directors identifies a nominee.

The following persons are nominated to serve as Directors until the Company's 2020 Annual Meeting of Shareholders:

## ROBERT R. WRIGHT

Robert R. Wright became a Director in May 2008, served as Lead Director beginning May 2010 and was appointed Chairman of the Board in May 2014. Since 2002, Mr. Wright has been the President and Chief Executive Officer of Matthew G. Norton Co., a real estate investment, development and management firm based in Seattle, Washington. Prior to joining Matthew G. Norton, Mr. Wright was a Regional Managing Partner of Tax for Arthur Andersen. He currently serves on the Board of Directors for two privately held companies, Matthew G. Norton Co. and Stimson Lumber Company.

**Specific Qualifications, Attributes, Skills & Experience**

- Over 20 years of senior leadership and management in private industry and the public accounting environment.
- Expertise in tax, finance and real estate, succession planning and business operations.
- Member of audit, nominating and compensation committees of various company boards.

## GLENN M. ALGER

Glenn M. Alger became a Director in May 2017. He is one of the founders of Expeditors and served in various management and senior executive positions over a 25-year period, culminating as President and Chief Operating Officer from September 1999 - May 2007. Prior roles included leading business and operational development in the Americas region and management and evolution of the Company's global products and services. Since his retirement from the Company in 2007, Mr. Alger has been principally engaged as an active investor and manager of his family trust and charitable activities. In 2015 and 2016, Mr. Alger provided consulting services to the Company. As a founder, former senior executive of the Company and a long-term shareholder, Mr. Alger brings a deep understanding of both Company operations specifically and the logistics industry generally.

**Specific Qualifications, Attributes, Skills & Experience**

- More than 30 years of entrepreneurial, business development, management and senior leadership in global logistics.
- Direct experience building a business from a startup to a global industry leader.
- Industry expertise in customer markets, strategy, competition, organization, technology and finance.
- Over 20 years of governance and oversight experience as a senior executive of a public company.

## ROBERT P. CARLILE

Robert P. Carlile retired as a partner at KPMG LLP in 2016. In his 39-year career in public accounting at KPMG and Arthur Andersen, Mr. Carlile served as the lead audit partner on numerous public company engagements operating across different industries including technology, retail, transportation, bio-science, and manufacturing. He worked directly with boards of directors and audit committees of these companies on audits of financial statements and internal controls, registration statements and assistance with mergers, acquisitions and dispositions. In addition to his experience as a lead audit partner Mr. Carlile held a variety of operating leadership positions at KPMG and Arthur Andersen in the Pacific Northwest. In these roles he was responsible for establishing market strategy, fostering community relationships and accomplishing operating results. Mr. Carlile brings expertise to the board in the areas of auditing, accounting and financial reporting, internal controls and corporate governance. Since 2017, Mr. Carlile has served on the Board of Directors of publicly traded Microvision, where he is the Audit Committee Chair. Mr. Carlile also serves on the Board of Directors of the Virginia Mason Health System and Virginia Mason Medical Center and is Chairman of the Northwest Chapter of the National Association of Corporate Directors (NACD). He also is credentialed as a NACD Board Leadership Fellow.

**Specific Qualifications, Attributes, Skills & Experience**

* More than 30 years of senior leadership and management experience.
* Extensive audit and accounting experience.
* Served as Lead Audit Partner on many global publicly-traded companies.
* Experienced in corporate board governance and engages in continuous education on leading governance practices.

## JAMES M. DuBOIS

James "Jim" DuBois became a Director in May 2016. He was Corporate Vice President and Chief Information Officer ("CIO") at Microsoft Corporation. As CIO, he was responsible for the company's global security, infrastructure, collaboration systems, and business applications. Mr. DuBois was appointed CIO in January 2014 after serving as interim CIO since May 2013. Mr. DuBois served in various other roles at Microsoft, mostly in IT, after joining the company in 1993. These roles include leading IT and product teams for application development, infrastructure and service management. He also served as Microsoft's Chief Information Security Officer and spent several years working from Asia and then Europe, learning the Microsoft field business while running the respective regional IT teams. He has degrees in computer science and business (accounting). Since leaving Microsoft in September 2017, Mr. DuBois has authored a book on modern IT and currently speaks on this topic, and also serves on the technical advisory boards of several startups, private companies, and VC partnerships.

**Specific Qualifications, Attributes, Skills & Experience**

* Extensive information technology experience.
* Experience overseeing investments in technology to support business objectives.
* Expertise in cybersecurity.
* Experience leading global IT teams.

## MARK A. EMMERT

Mark A. Emmert became a Director in May 2008. Since 2010 he has been President of the National Collegiate Athletic Association. From 2004 to 2010, Dr. Emmert served as the President of the University of Washington ("UW"), a $5 billion per year organization with more than 30,000 employees, and is now President Emeritus. Prior to the UW, he was chancellor of Louisiana State University. He also served as the chancellor of the University of Connecticut and held administrative and academic positions at the University of Colorado and Montana State University. Dr. Emmert is a Life Member of the Council on Foreign Relations, a Fellow of the National Academy for Public Administration, and a former Fulbright Fellow. Dr. Emmert is currently on the Board of Directors of the Weyerhaeuser Company.

**Specific Qualifications, Attributes, Skills & Experience**

- 30 years of experience in executive leadership and administration of educational, healthcare and athletics enterprises.
- Expertise in public policy, governmental affairs, and personnel development programs.
- Expertise in the leadership and management of complex operations with rigid public oversight requirements.
- Expertise in international affairs.
- Extensive experience with governance of public and private organizations.

## DIANE H. GULYAS

Diane H. Gulyas became a Director in November 2015. Ms. Gulyas worked for DuPont from 1978 until her retirement as President of their $4 billion global Performance Polymers business in September of 2014. During her 36-year career at DuPont, Ms. Gulyas served also as Chief Marketing and Sales Officer, President of Electronic and Communication Technologies Platform, and President of the Advanced Fibers divisions. Ms. Gulyas' qualifications to serve on the Company's Board of Directors include over 35 years of senior leadership and global business expertise. Since 2006, Ms. Gulyas has served as a public company director and is currently on the Board of Directors of W.R. Grace & Company and Ingevity Corporation.

**Specific Qualifications, Attributes, Skills & Experience**

- More than 35 years of senior leadership and global business expertise.
- Substantial and varied management experience and strong skills in engineering, manufacturing (domestic and international), marketing and sales and distribution.
- Governance and oversight experience from service as a senior executive of a public company and prior service on a public company board.

## RICHARD B. McCUNE

Richard B. McCune became a Director in August 2014. Prior to that, Mr. McCune was a Partner at KPMG LLP from 2002 to May 2009 and Partner at Arthur Andersen LLP from 1983 to 2002. Mr. McCune served on the Board of the Fred Hutch Cancer Research Center from 2009 to 2016, and currently serves on the Board of the Seattle Cancer Care Alliance.

**Specific Qualifications, Attributes, Skills & Experience**

- More than 30 years of senior leadership and management experience.
- Extensive audit and accounting experience.
- Served as Lead Audit Partner on many global, publicly-traded companies.
- International experience as KPMG's U.S. Accounting Expert in Amsterdam from 2003 to 2006.

## ALAIN MONIÉ

Alain Monié became a Director in May 2017. He has served as Chief Executive Officer of Ingram Micro Inc., a large technology products distributor, since January 2012. He rejoined the company as President and Chief Operating Officer in 2011, after a year as chief executive officer of APRIL Management Pte., a multinational industrial company based in Singapore. Prior to his role at APRIL Management Pte., Mr. Monié served as President and Chief Operating Officer of Ingram Micro from 2007 to 2010. He joined Ingram Micro in February 2003 as executive vice president, and served in that role and as president of Ingram Micro Asia-Pacific from January 2004 to August 2007. He spent more than two years as president of the Latin American Division of Honeywell International. He joined Honeywell through the corporation's merger with Allied Signal Inc., where he built a 17-year career on three continents, progressing from a regional sales manager to head of Asia-Pacific operations from October 1997 to December 1999. Mr. Monié was elected to the Board of Directors of Ingram Micro in November 2011 and to the Board of Directors of The AES Corporation in August 2017.

**Specific Qualifications, Attributes, Skills & Experience**

- Extensive operational and leadership experience at a large public company.
- Broad international experience.
- Expertise in business operations and strategy, succession planning, enterprise risk management, compensation, and sound corporate governance practices.

## JEFFREY S. MUSSER

Jeffrey S. Musser became a Director in March 2014. He joined the Company in February 1983 and was promoted to District Manager in October 1989. Mr. Musser became Regional Vice President in September 1999, Senior Vice President-Chief Information Officer in January 2005 and to Executive Vice President and Chief Information Officer in May 2009. Mr. Musser was appointed President and Chief Executive Officer in March 2014.

**Specific Qualifications, Attributes, Skills & Experience**

- Over 35 years of experience in the international transportation industry.
- Many years of corporate leadership responsibilities.
- Background in the information technology discipline.

## LIANE J. PELLETIER

Liane J. Pelletier became a Director in May 2013. Ms. Pelletier is the former Chairwoman, Chief Executive Officer and President of Alaska Communications Systems, an Alaska-based telecommunications and information technology services provider, leading the firm from October 2003 to April 2011. Since April 2011, she has served on a number of public company boards. From November 1986 to October 2003, Ms. Pelletier held a number of executive positions at Sprint Corporation, a telecommunications company. Ms. Pelletier is a member of the Board of Directors of ATN International and of Frontdoor, Inc. She is also on the board of the Northwest Chapter of the National Association of Corporate Directors (NACD) and is credentialed as a NACD Board Leadership Fellow. In 2017, she earned a professional certificate in cybersecurity from Carnegie Mellon's Software Engineering Institute.

**Specific Qualifications, Attributes, Skills & Experience**

- Experience as a public company CEO and more than 25 years of senior leadership and management experience in the telecommunications industry.
- Past and current positions as chair, lead independent Director, and member of audit, risk, nominating and compensation committees of various company boards.
- Experienced in corporate board governance and engages in continuous education on information technology and security as well as leading governance practices.
- Corporate career and board service spans firms where there is material focus on regulation, information technology and security, foreign operations and customer service.

**Summary of Director Experience, Qualifications, Attributes & Skills**

| Summary of Director Experience, Qualifications, Attributions & Skills | INDEPENDENT DIRECTORS | | | | | | | | NON INDEPENDENT DIRECTORS | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Wright | Carlile | DuBois | Emmert | Gulyas | McCune | Monié | Pelletier | Alger | Musser |
| Operations | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Logistics Industry | | | | | ● | | ● | | ● | ● |
| International | | | ● | ● | ● | ● | ● | | ● | ● |
| Financial | ● | ● | | ● | ● | ● | ● | ● | ● | ● |
| Sales & Marketing | | | | | ● | | ● | ● | ● | ● |
| Information Technology | | | ● | | | | | ● | | ● |
| Leadership & Strategy | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| Governance/Business Conduct/Legal | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |
| **Planned Committee Membership** | | | | | | | | | | |
| Nominating & Corporate Governance | | | ● | ● | ● | | | CHAIR | | |
| Compensation | | ● | | CHAIR | ● | | ● | | | |
| Audit | | ● | ● | | | CHAIR | ● | | | |
| **Additional Information** | | | | | | | | | | |
| Age | 59 | 63 | 55 | 66 | 62 | 73 | 68 | 61 | 62 | 53 |
| Tenure | 10 | 0 | 3 | 10 | 3 | 4 | 2 | 6 | 2 | 5 |
| Other Public Company Boards | — | 1 | — | 1 | 2 | — | 1 | 2 | 0 | 0 |

## The Board of Directors unanimously recommends a vote FOR the election of each of the Director Nominees

| ✓ | The Board of Directors recommends a vote **FOR** the election of each of the Director Nominees. |
|---|---|

# CORPORATE GOVERNANCE

## Board Operations

The Board of Directors has policies and procedures to ensure effective operations and governance. Our corporate governance materials, including our Corporate Governance Principles, the Charters of each of the Board's Committees and our Code of Business Conduct, can be found on our website at https://investor.expeditors.com/corporate-governance/governance-documents. In 2018, the Board was composed of eight independent Directors and two non-independent Directors. Mr. Wright serves as the independent Chair of the Board of Directors. The primary functions of Expeditors' Board of Directors include:

- Ensuring that the long-term interests of shareholders are being served;
- Assuring that Board discussions focus on forward-looking strategies, approving such strategies and monitoring related performance;
- Overseeing the conduct of our business and monitoring significant enterprise risks;
- Overseeing our processes for maintaining the integrity of our financial statements and other public disclosures, and compliance with laws and ethical conduct;
- Evaluating CEO and senior management performance and determining executive compensation;
- Planning CEO succession and monitoring management's succession planning for other key executive officers;
- Establishing tone at the top, effective governance structure, including appropriate Board evaluation, composition and planning for Board succession; and
- Ensuring the Company's commitment to maintain proper sustainability/ESG standards.

The Board of Directors has determined that all current Directors except Messrs. Musser and Alger are independent under the applicable independence standards set forth in the rules promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act") and the rules of the NASDAQ Stock Market. The Board has designated that only independent Directors can serve as Committee members.

The Board currently has the following Committees: Nominating and Corporate Governance, Compensation, and Audit. Each Committee operates under a written charter, all of which are available on our website https://investor.expeditors.com/corporate-governance/governance-documents.

## Board Practices & Procedures

- The Board's Committees analyze and review the Company's activities in key areas such as financial reporting, internal controls over financial reporting, compliance with Company policies, corporate governance, significant risks, succession planning and executive compensation.
- The Board and its Committee Chairs review the agendas and matters to be considered in advance of each meeting. Each Board and Committee member is free to raise matters that are not on the agenda at any meeting and to suggest items for inclusion on future agendas.
- Each Director is provided in advance with materials to be considered at every meeting of the Board and Committees and has the opportunity to provide comments and suggestions.
- The Board and its Committees provide feedback to management and management answers questions raised by the Directors during Board and Committee meetings.
- Independent Board and Committee members meet separately at each Board and Committee meeting and as otherwise needed.
- Independent Directors regularly hold executive sessions without management.

## Board Attendance

The Board met five times in 2018 and all Directors attended at least 75% of the total number of Board of Directors meetings and Committee meetings on which they served. While the Company has no established policy requiring Directors to attend the Annual Meeting, all members attended the 2018 Annual Meeting.

## Director Retirement Policy

In 2015, the Board established a guideline, whereby an individual Director typically will not be nominated to stand for election to the Board of Directors at the next Annual Meeting if the Director has reached an age of 72 years, absent a waiver of such guideline by the Board. Given the ongoing changes to the Company's financial reporting systems and changes in U.S. tax laws, lease and revenue recognition reporting requirements, the Board has waived this guideline and asked Richard B. McCune, 73, to stand for election for an additional year of service on the Board and the Audit Committee as Chair.

After six years of service, Tay Yoshitani, 72, will not stand for re-election to the Board of Directors in May 2019.

## Board's Role in Risk Oversight

Senior executive management is responsible for the assessment and day-to-day management of risk and brings to the attention of the Board the material risks to the Company. The Board provides oversight and guidance to management regarding material enterprise risks. Oversight responsibilities for certain areas of risk are assigned to the Board's three standing Committees and others are assigned to the full Board. The Board and its Committees regularly discuss with management the Company's strategies, operations, compliance, policies and inherent associated risks in order to assess appropriate levels of risk taking and steps taken to monitor, mitigate and control such exposures. The Board believes the Company's risk management processes are appropriate and that the active oversight role played by the Board and its Committees provides the right level of oversight for the Company.

## Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that the Company's Directors, certain of its officers, and persons who own more than 10% of a registered class of the Company's equity securities, file reports of ownership on Form 3 and changes of ownership on Form 4 or 5 with the SEC and NASDAQ. Officers, Directors and greater than 10% shareholders are required by the SEC regulation to furnish the Company with copies of all such forms they file.

Based solely on its review of the copies of such forms received by the Company, and on written representations by the Company's officers and Directors regarding their compliance with the filing requirements, the Company believes that all reports required from certain of its officers, Directors and greater than 10% beneficial owners were filed on a timely basis during 2018.

## SEC Filings & Reports

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports, are available free of charge on our website at https://investor.expeditors.com under the heading "Investor Relations" (see "SEC Filings") immediately after they are filed with or furnished to the SEC.

## Director Compensation Program

The Board uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. In setting Director compensation, the Compensation Committee considers the amount of time that Directors expend in fulfilling their duties as well as the skill level required as members of the Board and its Committees.

In 2014, the shareholders approved the 2014 Directors' Restricted Stock Plan, which expires in June 2019 and authorized 250,000 shares of stock for issuance to eligible Directors. Under this Plan, each eligible Director annually receives $200,000 worth of Expeditors restricted stock and such shares vest immediately upon grant. As of December 31, 2018, there are 81,320 shares remaining for issuance under this plan. Beginning in 2020, the Company expects to issue Expeditors restricted stock to Directors from the 2017 Omnibus Incentive Plan.

**Board of Directors' Annual Compensation & Stock Ownership Requirements — Effective in 2019**

| Board Retainer | $90,000 in cash. |
|---|---|
| Chair Retainers | An additional $175,000 retainer for the Chair of the Board. |
| | An additional $25,000 retainer for the Chair of the Audit Committee. |
| | An additional $20,000 retainer for the Chair of each of the Compensation Committee and the Nominating and Corporate Governance Committee. |
| Stock Ownership Policy | Each Director is required to retain a minimum of 5x the cash Board retainer in Expeditors' Common Stock, which is to be accumulated within the first 5 years of a Director joining the Board. |

## Director Compensation Table

The table below summarizes the compensation paid by the Company to non-employee Directors for the fiscal year ended December 31, 2018:

| Name | Fees Earned or Paid in Cash | Stock Awards [1] | Option Awards | Non-Equity Incentive Plan Compensation | All Other Compensation | Total |
|---|---|---|---|---|---|---|
| Robert R. Wright | $240,000 | $199,966 | – | – | – | $439,966 |
| Glenn M. Alger | $65,000 | $199,966 | – | – | – | $264,966 |
| James M. DuBois | $65,000 | $199,966 | – | – | – | $264,966 |
| Mark A. Emmert | $85,000 | $199,966 | – | – | – | $284,966 |
| Diane H. Gulyas | $65,000 | $199,966 | – | – | – | $264,966 |
| Richard B. McCune | $90,000 | $199,966 | – | – | – | $289,966 |
| Alain Monié | $65,000 | $199,966 | – | – | – | $264,966 |
| Liane J. Pelletier | $85,000 | $199,966 | – | – | – | $284,966 |
| Tay Yoshitani | $65,000 | $199,966 | – | – | – | $264,966 |

(1) This column represents the aggregate fair value of restricted shares issued in 2018. The fair value of restricted stock awards is based on the fair market value of the Company's shares of Common Stock on the date of award. These restricted shares vested immediately upon award.

# SHAREHOLDER ENGAGEMENT & STOCK OWNERSHIP INFORMATION

## Shareholder Engagement

We seek our shareholders' views on governance and compensation matters throughout the year. Management provides regular updates concerning shareholder feedback to the Board, which considers shareholder perspectives along with the interests of all stakeholders when overseeing company strategy, formulating governance practices, and designing compensation programs.

In 2018, we spoke with shareholders representing approximately 52% of our shares outstanding to discuss matters related to our strategies, compensation programs, governance and/or operations.

Management welcomes the opportunity to engage with our investors who express a desire to visit our corporate offices during the period after quarterly earnings releases when we are not in a quiet period. These visits will be scheduled around our meetings with customers, service providers and visiting district operations and employees.

## Shareholder Feedback: What We Heard & How We Responded

We implemented significant changes to compensation as a result of meaningful dialogue with holders of more than half of the outstanding shares in each of the past three years. Partly as a result of these conversations, we have continued to make changes intended to balance our longstanding compensation philosophy with evolving pay practices, shareholders' perspectives and shareholder alignment.

### Shift to Long-Term Equity Compensation

In 2019, the Board is implementing substantial changes to compensation for senior executive management, including all NEO. Those changes include shifting cash compensation to long-term, performance-based equity for senior executive management by:

1. Reducing their allocation of the Executive Incentive Compensation Pool by 3% to invest in key personnel, effective January 1, 2019;

2. Further reducing their allocation of the Executive Incentive Compensation Pool by an amount equal to the target value of performance share unit ("PSU") awards that will vest only if 3-year performance goals are achieved for Net Revenue and EPS, matching a similar program that shareholders supported for our CEO in 2017 and 2018; and

3. Substantially increasing the stock ownership requirement.

### Enhanced ESG Disclosure

We have always taken sustainability seriously and published our first public sustainability report in 2017, highlighting our commitments and progress in ESG since 2009. We continue our commitment to sustainability and record our progress, as discussed in this year's sustainability report at www.expeditors.com/sustainability.

## Communicating with the Board of Directors

Shareholders may communicate with the Board of Directors and the procedures for doing so are located on the Company's website at https://investor.expeditors.com. Any matter intended for the Board of Directors, or for one or more individual members, should be directed to the Corporate Secretary of the Company at 1015 Third Avenue, Seattle, Washington 98104, with a request to forward the same to the intended recipient(s). All shareholder communications delivered to the Corporate Secretary of the Company for forwarding to the Board of Directors or specified members will be forwarded in accordance with the instructions received.

Information regarding the submission of comments or complaints relating to the Company's accounting, internal accounting controls or auditing matters can be found in the Company's Code of Business Conduct on the Company's website at https://investor.expeditors.com.

## Information Requests

We ask that all requests for corporate information concerning Expeditors' operations be submitted in writing. This policy applies equally to securities analysts and current and potential shareholders. Requests can be made to Expeditors International of Washington, Inc., 1015 Third Avenue, Seattle, Washington 98104 Attention: Chief Financial Officer, or by email to investor@expeditors.com.

Written responses to selected inquiries will be released to the public by a posting on our website at https://investor.expeditors.com and by simultaneous filing with the Securities and Exchange Commission ("SEC") under Item 7.01 on Form 8-K.

## Fair Disclosure

Any other analyst or investor contact, whether by telephone or in person, will be conducted with the understanding that questions directed at ongoing operations will not be discussed. Management will limit responses to discussions of previously disclosed information, including informational discussions directed to the history and operating philosophy of the Company and an understanding of the global logistics industry and its competitive environment. Expeditors will, of course, make public disclosures at other times as required by law or commercial necessity.

## Five Percent Owners of Company Stock

The following table sets forth information, as of December 31, 2018, with respect to all shareholders known by the Company to be beneficial owners of more than 5% of its outstanding Common Stock. Except as noted below, each entity has sole voting and dispositive powers with respect to the shares shown.

| Name & Complete Mailing Address | Number of Shares | | Percent of Common Stock Outstanding |
|---|---|---|---|
| **The Vanguard Group**<br>100 Vanguard Boulevard, Malvern, PA 19355 | 21,257,030 | (1) | 12.31% |
| **Loomis Sayles & Co., L.P.**<br>One Financial Center, Boston, MA 02111 | 16,292,353 | (2) | 9.44% |
| **BlackRock, Inc.**<br>55 East 52nd Street, New York, NY 10055 | 14,648,105 | (3) | 8.50% |
| **State Street Corporation**<br>State Street Financial Center<br>One Lincoln Street, Boston, MA 02111 | 9,641,951 | (4) | 5.60% |

(1) The holding shown is as of December 31, 2018, according to Schedule 13G/A dated February 11, 2019 filed by The Vanguard Group, an investment adviser. With respect to Expeditors' Common Stock, The Vanguard Group reports that it has the following: sole voting power over 212,755 shares; shared voting power over 53,152 shares; sole dispositive power over 20,997,253 shares; and shared dispositive power over 259,777 shares.

(2) The holding shown is as of December 31, 2018, according to Schedule 13G/A dated February 14, 2019 filed by Loomis Sayles & Co., L.P. With respect to Expeditors' Common Stock, Loomis Sayles reports that it has the following: sole voting power over 11,911,608 shares; shared voting power over 0 shares; sole dispositive power over 16,292,353 shares; and shared dispositive power over 0 shares.

(3) The holding shown is as of December 31, 2018, according to Schedule 13G/A dated February 4, 2019 filed by BlackRock, Inc., a parent holding company. With respect to Expeditors' Common Stock, BlackRock reports that it has the following: sole voting power over 12,878,881 shares; shared voting power over 0 shares; sole dispositive power over 14,648,105 shares; and shared dispositive power over 0 shares.

(4) The holding shown is as of December 31, 2018, according to Schedule 13G dated February 14, 2019 filed by State Street Corporation. With respect to Expeditors' Common Stock, State Street Corporation reports that it has the following: sole voting power over 0 shares; shared voting power over 8,636,745 shares; sole dispositive power over 0 shares; and shared dispositive power over 9,640,216 shares.

## Security Ownership of Directors & Executive Officers

The following table lists the names and the amount and nature of the beneficial ownership of Common Stock of each Director and nominee, of each of the NEO described in the Summary Compensation Table, and all Directors and Executive Officers as a group at March 12, 2019. Except as noted below, each person has sole voting and dispositive powers with respect to the shares shown.

| DIRECTORS | Amount & Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| Robert R. Wright | 23,207 | * |
| Glenn M. Alger (1) | 512,387 | * |
| Robert P. Carlile | – | * |
| James M. Dubois | 10,690 | * |
| Mark A. Emmert | 15,539 | * |
| Diane H. Gulyas (2) | 10,690 | * |
| Richard B. McCune | 14,921 | * |
| Alain Monié (3) | 6,561 | * |
| Jeffrey S. Musser (4) | 389,167 | * |
| Liane J. Pelletier | 24,431 | * |
| Tay Yoshitani | 24,431 | * |
| **ADDITIONAL NAMED EXECUTIVES OFFICERS** | | |
| Eugene K. Alger (5) | 157,208 | * |
| Daniel R. Wall (6) | 165,869 | * |
| Richard H. Rostan (7) | 152,603 | * |
| Bradley S. Powell (8) | 181,119 | * |
| **All Directors & Executive Officers as a Group (18 persons) (9)** | **2,030,847** | **1.2%** |

* Less than 1%

(1) All shares are held in two trusts for which Mr. Alger and his family maintain voting and dispositive authority.

(2) All shares are held in trust for which Ms. Gulyas maintains voting and dispositive authority.

(3) All shares are held in trust for which Mr. Monié maintains voting and dispositive authority.

(4) Includes 112,513 shares held in trust for which Mr. Musser maintains voting and dispositive authority, 247,000 shares subject to stock options exercisable within sixty days, and 13,977 shares subject to RSU vesting within sixty days.

(5) Includes 18,657 shares held in trust for which Eugene Alger maintains voting and dispositive authority, 127,000 shares subject to stock options exercisable within sixty days, and 5,649 shares subject to RSU vesting within sixty days.

(6) Includes 119,250 shares subject to stock options exercisable within sixty days and 5,649 shares subject to RSU vesting within sixty days.

(7) Includes 92,750 shares subject to stock options exercisable within sixty days and 4,999 shares subject to RSU vesting within sixty days.

(8) Includes 157,000 shares subject to stock options exercisable within sixty days and 5,649 shares subject to RSU vesting within sixty days.

(9) Includes 989,925 shares subject to stock options exercisable within sixty days and 46,237 shares subject to RSU vesting within sixty days. No Director or Executive Officer has pledged Company stock.

## NOMINATING & CORPORATE GOVERNANCE COMMITTEE REPORT

The Nominating and Corporate Governance Committee is committed to strong corporate governance policies and procedures designed to make the Board and its Committees more effective in exercising their oversight roles. The Nominating and Corporate Governance Committee Charter and Corporate Governance Guidelines are available on our website https://investor.expeditors.com.

## Nominating & Corporate Governance Committee

All members are independent under Exchange Act and NASDAQ rules.

**Key Responsibilities**:
- Determine the criteria for Board membership
- Lead the search for qualified individuals to become Board members
- Recommend the composition of the Board and its Committees
- Monitor and evaluate changes in Board members' professional status
- Conduct evaluations of Board and Committee effectiveness
- Maintain a set of Corporate Governance Principles
- Maintain the Company's Code of Business Conduct and oversee its compliance
- Assist in evaluating governance-related inquiries, commentary and proposals
- Analyze current and emerging governance trends for impact on the Company
- Oversee enterprise risks assigned to Committee by the Board
- Monitor Directors' compliance with stock ownership guidelines
- Oversee the Company's sustainability/ESG programs

## 2018 Committee Highlights

The Nominating and Corporate Governance Committee met four times in 2018.

- Continued to manage Board composition in alignment with the Board's multi-year succession plan. With the slate proposed in this proxy statement, the Board will again change its composition, with the retirement of one Director and the addition of a planned successor (in 2020) to the current Audit Committee Chair. Thus, the Board's average tenure is five years and the Board's average age is 62 years.
- The new Board candidate is designated to become the successor to the current Audit Committee Chair in 2020, following a year overlap and service on the Committee. That careful planning involves an extension of the retirement date for Rich McCune and is responsive to the changes occurring in the matters that fall under Audit Committee oversight: continued implementation of the new U.S. tax code, implementation of new lease accounting standard and oversight of the Company's multi-year transition to a new accounting system.
- Consistent with the Board's refreshment strategy, the Board rotated members of its Committees to increase exposure to the detailed matters addressed by each Committee, and to tap into the diverse insights of the Directors who change Committee membership.
- Oversaw the Company's continuing evolution of its global Code of Business Conduct guidelines.
- Oversaw the Company's sustainability efforts and its updated Sustainability Report, disclosed online at www.expeditors.com/sustainability.
- Reviewed and kept current the Company's enterprise risk management program.
- Refined Board operations in response to continuous Board and Committee evaluations.
- Continued to invest in Board education, including Board sessions on the Company's cybersecurity program and assuring compliance with SEC-related guidance.
- Monitored and discussed current and emerging governance issues of interest to our shareholders.

# Key Nominating & Corporate Governance Policies & Practices

The Committee operates according to the following key corporate governance policies and practices:

## Key Corporate Governance Policies

The Company is committed to the highest standards of legal and ethical business conduct; the Company's Code of Business Conduct is available at https://investor.expeditors.com

- Annual election of all Directors
- In a non-contested election, each Director must be elected by a majority of votes cast
- Availability of proxy access for qualifying shareholder groups
- Independent Board Chair
- The majority of the Board is comprised of independent Directors
- Each of the three Board Committees is composed of only independent Directors
- Each Committee operates under a written charter that has been approved by the Board
- Any Board action must be approved by a majority of the independent Directors
- Each of the three Committees has the authority to retain independent advisors
- The Board and each Committee evaluates its performance
- No shareholder rights plan ("poison pill")
- No pledging, hedging or engaging in any derivatives trading of Company shares
- No Company spending on political campaigns

## Key Considerations for Director Nominations

The Committee shall take into account all of the following criteria when determining the qualifications of any candidate for Director:

- Integrity and judgment
- Independence
- Knowledge and skills
- Experience and accomplishments
- Contribution to Board diversity
- Contribution to Board interaction
- Ability and willingness to make long-term commitment

## Diversity

As noted above, the Committee considers a wide variety of qualifications, qualities and skills of a candidate when evaluating nominees and the composition of the Board. Also of consideration and interest in Director nominees are the experiences that personal diversity, including gender and ethnicity, can add to the Board. In considering candidates for the Board, the Nominating Committee considers the entirety of each candidate's credentials in the context of these standards.

# Continuing to Advance Our Focus on Sustainability

We take sustainability seriously and our Nominating and Corporate Governance Committee oversees our commitment to issues related to the environment, social responsibility, and sound governance. Our sustainability strategies are aligned under four distinct pillars: Environment, Social (which consists of Security, Health and Safety; and Corporate Social Responsibility), and Governance. These strategies are more fully described in our updated Sustainability Report www.expeditors.com/sustainability:

| ENVIRONMENT |
|---|
| We go beyond environmental compliance, maintaining a corporate consciousness sensitive to environmental matters. Our goal is to make a positive difference through our own operational footprint, as well as through our partnerships with customers and service providers. Whenever possible, we encourage and help our business partners adopt practices leading to increased environmental sustainability. See more at https://web.expeditors.com/environment. |

| SOCIAL |
|---|
| Our commitment to our employees, service providers, customers, and communities is integrated into our daily practices and procedures, from providing extensive training and support on health, safety, and security, to engaging with at-risk young adults and veterans who deserve a promising career, to giving back to the communities in which we live and work. Building skills and trust with these valuable groups contributes to strong and effective operations and a better world for all. |
| — **Corporate Social Responsibility:** We have an unwavering commitment to make our communities a better place to live and work, which is ingrained in our culture and apparent through the success of our business. For more information on our social responsibility, visit our Community webpage: https://www.expeditors.com/about-us/sustainability/social. |
| — **Security, Health and Safety:** Our Security, Health and Safety Program is not just a set of rules; we put the rules into action by integrating them into our daily practices and procedures so that they become second nature to every employee and to our service providers. Our security, health and safety efforts are aimed at protecting our people, our information, our systems, our customers' assets, and our competitiveness and brand reputation. Our employees are our most valuable asset — they set us apart in the industry by promoting both operational excellence and customer service. It is critical that we offer a safe working environment that attracts the best and brightest in the logistics industry. See more at https://www.expeditors.com/about-us/sustainability/social. |

| GOVERNANCE |
|---|
| Our Code of Business Conduct is a cornerstone of our governance framework and an important reference for how to do business the right way. It covers a range of compliance and ethics topics; including anti-corruption, conflicts of interest, community activities and political contributions, privacy and data protection, labor standards, security, health and safety, and the environment. We have continued to update our Code of Business Conduct and make it more user-friendly, while leaving the embedded, core Cultural Attributes — Integrity, Excellence, and Confidence, among others — unchanged. The Code is currently available to our employees in nine languages. Our Code of Business Conduct is accessible at https://investor.expeditors.com/corporate-governance/governance-documents. |

**Nominating & Corporate Governance Committee:**

Liane Pelletier, Chair
James DuBois
Mark Emmert
Diane Gulyas

## PROPOSAL NO. 2:
## ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATON

We are asking for your non-binding advisory vote on the following resolution, known as "Say-on-Pay," as required pursuant to section 14A of the Exchange Act:

**Resolved**: That shareholders approve the compensation of the NEO, as disclosed in the Compensation Discussion & Analysis, the compensation tables, and the related narrative executive compensation disclosures contained in this proxy statement.

We encourage you to read the Compensation Committee Report, including Compensation Discussion and Analysis, as well as the Summary Compensation Table and other related compensation tables and narrative to learn about our executive compensation programs and policies. The Board of Directors has elected to submit the non-binding vote on compensation of the Company's NEO to shareholders on an annual basis.

In 2019, the Board is implementing substantial changes to compensation for senior executive management, including all NEO. Those changes include shifting cash compensation to long-term, performance-based equity for senior executive management by:

1. Reducing their allocation of the Executive Incentive Compensation Pool by 3% to invest in key personnel, effective January 1, 2019;

2. Further reducing their allocation of the Executive Incentive Compensation Pool by an amount equal to the target value of performance share unit ("PSU") awards that will vest only if 3-year performance goals are achieved for Net Revenue and EPS, matching a similar program that shareholders supported for our CEO in 2017 and 2018; and

3. Substantially increasing the stock ownership requirement.

## Making Change While Preserving Our Unique Competitive Advantage

We strongly believe that our core compensation structure, which has been in place since the Company became publicly traded, is responsible for differentiating the Company's performance from that of many of our competitors. Changes to our compensation programs demonstrate that we remain fully committed to a strong pay-for-performance compensation philosophy that is a unique and foundational characteristic of our Company's culture. Expeditors' compensation structure has been and will continue to be driven by Company performance and doing what is right for our shareholders, our customers and our employees.

## Record Results in 2018

In 2018, the Company generated record results for Revenue, Net Revenue, Operating Income, EPS, and cash returned to shareholders (dividends and share repurchases). At the same time, we continued to make substantial investments in people, processes, technology, and committed resources to strategic innovation to both complement and extend our core businesses.

### 2016-2018 Financial Performance

(Data in millions except earnings per share)



*Net Revenues are a non-GAAP measure calculated as revenues less directly related operating expenses attributable to the Company's principal services. Please see Management's Discussion and Analysis in our most recent Annual Report on Form 10-K for a reconciliation of Net Revenues to Revenues.

## Substantive Changes to Compensation

The table below shows the proposed changes to compensation for 2019, as well as the changes we implemented in 2018 and 2017, demonstrating our responsiveness to shareholders, while also maintaining the competitive advantages of our foundational compensation programs.

| | | |
|---|---|---|
| **New Changes adopted for 2019** | Reduced senior executive management's allocation of the executive incentive compensation pool by 3% to invest in key personnel | • Aligns senior executives with focus on strategic growth initiatives and funds those investments |
| | Further reduced senior executive management's allocation of the executive incentive compensation pool by an amount equal to the target value of PSU awards | • Will significantly increase NEO portion of pay to equity, increasing alignment with shareholders<br><br>• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs<br><br>• Aligns senior executive management with shareholders through share ownership (provided PSU are earned)<br><br>• Aligns with prevalent market practices |
| | Substantially increased stock holding requirement | • Increases alignment with long-term interests of shareholders |

| | | |
|---|---|---|
| **Changes implemented in 2018 and 2017** | Shifted a greater portion of CEO pay to equity and implemented a PSU program for the CEO | • Increased the CEO's equity portion of pay to 36% in 2018 from 24% in 2016, in alignment with shareholders<br><br>• Supports focus on long-term performance by requiring 3-year performance goals to be met before any vesting occurs<br><br>• Aligns CEO with shareholders through share ownership (provided PSU are earned)<br><br>• Aligns with prevalent market practices |
| | Reduced senior executive management's allocation of the Executive Incentive Compensation Pool by 6% to fully fund the Company's strategic growth initiatives | • Aligns senior executives with focus on strategic growth initiatives and funds those investments |
| | Added a performance requirement to CEO's executive non-equity incentive compensation, requiring 5% year-over-year operating income growth to earn unreduced payout | • Establishes performance expectation for continuous profit growth such that if year-over-year operating income growth is less than 5%, the CEO receives a 5% reduction in his payout<br><br>• Establishes minimum level of operating income performance |
| | Replaced stock options with RSU for all key employees | • Increases alignment with shareholders<br><br>• Provides retention of key employees in competitive market for talent |
| | Adopted a "hold until met" policy that requires executives to hold 75% of the net after-tax shares received upon vesting of PSU and RSU until their respective stock ownership guidelines are met | • Increases alignment with shareholders<br><br>• Aligns with emerging market practices and shareholder preferences |
| | Adopted "double trigger" vesting upon a change-in-control for all new equity incentive awards | • Aligns with emerging market practices and shareholder preferences |

## Compensation: What We Do and Don't Do

| What We Do | What We Don't Do |
|---|---|
| Pay decisions are made by independent Directors; the Committees and the full Board meet regularly in executive session without management present | No guaranteed bonuses |
| Pay for performance (over 80% of CEO pay is 'at risk' and directly linked to performance) | No pay disconnected from performance (excluding modest base salaries) |
| Focus on multiple performance metrics | No perquisites |
| Increase the NEO allocation of the Executive Incentive Compensation pool at time of promotion | No arbitrary increases to the NEO allocation of the Executive Incentive Compensation pool |
| Reduce the NEO allocation of the Executive Incentive Compensation Pool over time | No supplemental pension benefits |
| Limit the NEO allocation of the Executive Incentive Compensation Pool to preset allocation percentages | No repricing of underwater options |
| Strictly tie NEO Executive Incentive Compensation to U.S. GAAP operating income | No hedging or pledging of Company shares |
| Double trigger vesting of unvested equity upon a change in control (beginning in 2017) | No tax gross-ups paid on severance benefits |
| Work with an independent compensation consultant | No retirement bonuses |
| Align with shareholders through PSU and RSU | |
| Maintain executive and outside Director share ownership guidelines | |
| Subject incentive compensation to clawback policy | |
| Engage shareholders on compensation matters | |

The Board of Directors has elected to submit a non-binding vote on compensation, a so-called "Say-on-Pay" vote, to shareholders on an annual basis.

## Effect of Proposal

The Say-on-Pay proposal is non-binding on the Board of Directors. The approval or disapproval of this proposal by shareholders will not require the Board of Directors or the Compensation Committee to take any action regarding NEO compensation. The final decision on NEO compensation remains with the Board of Directors and/or its Compensation Committee. Although non-binding, the Board of Directors and the Compensation Committee will review and consider the voting results when making future decisions regarding NEO compensation.

| ✓ | The Board of Directors recommends a vote **FOR** this proposal. |
|---|---|

# COMPENSATION DISCUSSION & ANALYSIS

This Compensation Discussion and Analysis ("CD&A") describes the Company's executive compensation program in 2018 and changes being made in 2019. In particular, this CD&A explains how the Compensation Committee (the "Committee") of the Board of Directors made its compensation decisions for the Company's executives, including the following NEO:

- Jeffrey S. Musser, President and Chief Executive Officer
- Eugene K. Alger, President - Global Services
- Daniel R. Wall, President - Global Products
- Richard H. Rostan, President - Global Geographies & Operations
- Bradley S. Powell, Senior Vice President and Chief Financial Officer

## Our Compensation Philosophy

Our Company is committed to a strong pay for performance compensation philosophy that is a foundational characteristic of our Company's culture. Expeditors has been and will continue to be driven by Company performance and doing what is right for our shareholders, our customers and our employees. While we have implemented changes to our CEO and other NEO compensation, the core compensation structure, which has been in place since the Company became publicly traded, is responsible for differentiating the Company's performance from that of many of our competitors.

The objective of our core compensation program is to enhance shareholder value over the long term by:
- encouraging each manager to think and act as an entrepreneur;
- establishing compensation levels that are not perceived as arbitrary;
- providing financial rewards that are team-oriented and reflect achieved performance; and
- aligning the interests of the individual employee with the goals of the Company and returns to our shareholders.

Our core compensation programs directly serve the interests of our Company and its shareholders through:

- **Supporting a culture that results in low turnover and long-tenured employees who look to make a career at Expeditors.** Low turnover substantially reduces our cost to recruit and train new hires. Long-tenured employees and managers provide a strong and growing bench strength. This is evidenced by the long tenure of our top managers: our CEO has been with the Company for 36 years and our other Named Executive Officers' ("NEO") average tenure with the Company is 28 years.
- **Rewarding management for achieved performance.** Our core Executive Incentive Compensation Plan will deliver compensation only if we have positive operating income. The level of incentive compensation paid is directly correlated to performance. Future increases in incentive compensation payouts are dependent upon management's ability to increase our net revenues, operating income, and EPS year over year.
- **Increasing value over the long term.** Our emphasis on operating income and equity participation is due to the strong correlation to enterprise value creation. For example, during the 10-year time period ended December 31, 2018, annual operating income has increased from $473 million to $797 million, and annual earnings per share has increased from $1.37 to $3.48.

## Base Salaries

Throughout our history, we have followed a policy of offering our management employees a compensation package that is heavily weighted toward incentive-based compensation. To emphasize at-risk variable pay, we have customarily set annual base salaries of our NEO and other top managers well below competitive market levels. Our NEO base salaries are set at or below $120,000 and are well below median NEO base salaries in our peer group.

# Executive Incentive Compensation Plan

The Executive Incentive Compensation Plan is a primary component of our compensation program. The Plan has been in place since 1985 and its unique design incentivizes our management team to continually increase our operating income, which in turn drives long-term shareholder value. The Executive Incentive Compensation Plan is designed to drive superior financial results and is effective because of its simplicity, transparency, and focus on a key operating metric.

Operating income captures many elements of managing a healthy business, including:

- growing and maintaining profitable business
- gaining new customers
- improving customer satisfaction
- managing carriers and service provider relationships and costs
- increasing employee satisfaction and retention
- controlling expenses
- collecting cash timely

To be successful, management must optimize the multiple elements of a full income statement, culminating with operating income. This metric is comprehensive, simple, objective and easily understood. It drives both short- and long-term growth and efficiency, and creates a prudent and entrepreneurial environment. We remain committed to our focus on operating income and our view that this broad-based metric is a key driver of shareholder value over the long-term.

Our use of U.S. GAAP operating income rewards management for delivering profitable results. We use U.S. GAAP operating income because we believe that management must be held accountable for our results regardless of external market forces that may adversely affect the level of bonus payouts. Our Executive Incentive Compensation Plan creates a culture of shared economic interests among our top managers and ensures a universal and daily focus on the achievement of superior financial results. Equally important, our focus on continual improvement in operating income drives long-term shareholder value creation.

## Key Terms of the Plan:

### The Incentive Pool

In addition to our below-market base salaries, the total incentive cash compensation available to all senior executive management participating in the Incentive Pool, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages set by the Compensation Committee at the time of promotion. As a result, incentive compensation to the CEO and to each NEO rises and falls in conjunction with our level of operating income. Executive incentive compensation is directly and inextricably tied to performance.

### Eligibility for the Incentive Pool

The Compensation Committee determines which executive officers and other top managers are eligible to participate in the Executive Incentive Compensation Plan. For each quarter, the Committee determined that each NEO and every member of senior executive management would participate in the Executive Incentive Compensation Plan.

### Funding the Incentive Pool

Company performance funds an Incentive Pool with 10% of our U.S. GAAP operating income before bonus. The Compensation Committee believes that setting the Incentive Pool at a fixed percentage of operating income with fluctuations in the amounts paid directly linked to actual changes in operating income, aligns both the short- and long-term interests of employees and shareholders.

The Company has never incurred an annual or quarterly operating loss since going public in September 1984. Nonetheless, we maintain the following stringent policies in the event that we should incur no or negative operating income for a quarter:

- No incentive payments will be made for a quarter in which we have no or negative operating income.

- Any cumulative operating losses must be made up by future operating income before we would start to fund the Incentive Pool for incentive payments. For example, if we incurred a $5 million operating loss in the first quarter of a fiscal year, no incentive payments would be made for that quarter. If operating income in the second and third quarter of such fiscal year equaled, in the aggregate, $5 million, we would still make no incentive payments for those quarters. However, in the fourth quarter, if quarterly operating income was positive, the Incentive Pool would be funded and incentive payments would be made to eligible executives.

- The foregoing policy also would apply if operating income, in years that have previously been audited and reported, were to be subsequently adjusted downward. In that situation, no payments under the Executive Incentive Compensation Plan would be due until future operating income results exceed the amount of the downward adjustment. However, no additional payments would be due if such adjustments increased previously reported fiscal year operating income.

We believe this policy protects shareholder interests while strongly incentivizing our management team to maintain and increase positive operating income every fiscal quarter.

**Allocation of the Incentive Pool**

The Compensation Committee determined each NEO's allocable portion of the Incentive Pool. This determination is set at the time of promotion to the position and performance is reviewed quarterly. The Compensation Committee considers various factors when establishing each participant's allocable share of the Incentive Pool, including:

- The executive's roles and responsibilities with the Company — generally, those executives in the most senior positions are allocated a greater portion of the Incentive Pool than those serving in less senior positions;

- The contribution of the executive in increasing corporate profits and shareholder value;

- An executive's promotion during the fiscal year; and

- The executive's tenure with the Company.

For our most senior executive managers, their allocable percentage of the Incentive Pool is likely to decline over time to accommodate additional investments in personnel. The allocable percentages to all senior executive managers (including all of the NEO) for the 2017 performance year was reduced by 6% from 2016 to fund the expansion of our new Strategy function and related strategic initiatives. The allocation of the Incentive Pool to NEO did not change from 2017 to 2018.

In 2019, the Board is implementing substantial changes to compensation for senior executive management, including all NEO. Those changes include shifting cash compensation to long-term, performance-based equity for senior executive management by:

1. Reducing their allocation of the Executive Incentive Compensation Pool by 3% to invest in key personnel, effective January 1, 2019;

2. Further reducing their allocation of the Executive Incentive Compensation Pool by an amount equal to the target value of performance share unit ("PSU") awards that will vest only if 3-year performance goals are achieved for Net Revenue and EPS, matching a similar program that shareholders supported for our CEO in 2017 and 2018; and

3. Substantially increasing the stock ownership requirement.

The table below shows the percentage of the Incentive Pool allocated to each NEO, the target percentage for 2019, and the change from 2018 to 2019:

| | 2016 | 2017 | 2018 | Target 2019 | Change from 2018-2019 |
|---|---|---|---|---|---|
| Chief Executive Officer | 5.2% | 4.9% | 4.9% | 4.7% | (3)% |
| President - Global Services | 4.4% | 4.2% | 4.2% | 3.5% | (17)% |
| President - Global Products | 4.0% | 3.7% | 3.7% | 3.1% | (17)% |
| President - Global Geographies [1] | 4.6% | 3.7% | 3.7% | 3.1% | (17)% |
| Chief Financial Officer | 4.4% | 4.2% | 4.2% | 3.5% | (17)% |

(1) In 2016, the President of Global Geographies was Philip M. Coughlin. Effective February 28, 2017, Richard H. Rostan was promoted to the position.

### Determining Payouts Under the Incentive Pool

Payouts under the Plan were determined by multiplying the Incentive Pool by each participant's allocable portion of the Incentive Pool. For each quarter of fiscal 2018 and 2017, we had positive operating income, which resulted in the funding of the Incentive Pool for each quarter. At the conclusion of each quarter, the Compensation Committee reviewed and approved each NEO incentive payment under the Executive Incentive Compensation Plan based on the executive officer's allocable share of the Incentive Pool for that quarter.

### 5% Growth Performance Requirement

In 2017, a minimum 5% growth requirement was added for the CEO to earn an unreduced payout. Operating Income grew by more than 5% in each of the last two quarters of 2017 and in each quarter of 2018. Since operating income did not grow by 5% in the first two quarters of 2017, as compared to the same two quarters in 2016, the amount paid to our CEO in those quarters was reduced by 5% or a total of $85,088.

## Determination of NEO RSU Grants

As part of the 2017 Omnibus Incentive Plan ("2017 Plan") approved by shareholders, the Company ceased granting stock options and started awarding RSU (restricted stock units) to key executives. The Board believes that the switch from stock options to RSU was fundamental to continuing to attract and retain talent in the years ahead and directly aligns our executives' interests with shareholders' interests.

The Compensation Committee considered various factors in determining the size of each RSU grant to NEO for 2018, including:

- Executive officer performance during the past 12 months, including noteworthy accomplishments;
- Targeted NEO equity-to-overall compensation ratio;
- Tenure with the Company;
- Current position and associated responsibilities; and
- Size of grant relative to peers within the Company.

## Determination of PSU Grants

To further align CEO long-term incentive compensation with shareholders' interests and focus on long-term performance, the Compensation Committee granted a PSU award to Mr. Musser in 2018 and 2017. The PSU will vest only if the performance goals are achieved for Net Revenue and Earnings Per Share in 2020 and 2019, respectively. The incentive goals were established with the intent that performance in line with our operating plans should result in a payout that is approximately at target. In order to achieve the maximum goals, our performance would have to exceed our operating plans to a significant degree. Threshold performance goals are set at a level that is attainable and below which the Company could not justify a payout. The Compensation Committee has evaluated the difficulty of our target performance goals and believes these goals are challenging.

Beginning in 2019, the Compensation Committee will expand the use of PSU awards to senior executive management, including all other NEO.

## RSU & PSU Vesting and Retirement Eligibility

The RSU and PSU Awards under the 2017 Plan include a dividend equivalent that vests commensurately with the underlying award. In addition, senior executive management who have either (i) attained the age of 55 and completed at least 10 years of continuous service, or (ii) completed at least 30 years of continuous service are deemed "retirement eligible." All NEO are retirement eligible. RSU vest 1/3 on each successive one-year anniversary of the grant date. PSU vest only if performance goals are achieved for net revenue and earnings per share growth in the second fiscal year after grant. Upon the termination of a retirement-eligible senior executive manager other than for cause, RSU vest immediately and PSU awards to our CEO in 2018 and 2017 become eligible to prorate vest at the end of the applicable performance period. In 2019, primarily because PSU will be awarded to our senior executive managers in lieu of a portion of their cash compensation, upon termination of retirement-eligible senior executive managers other than for cause, those PSU will fully vest at the end of the applicable performance period.

## Perquisites & Other Personal Benefits

The Company provides no perquisites or personal benefits to our NEO that are not available to all employees. The Company provides standard benefits packages to all employees that vary by country, based on individual country regulations. Further, the Company does not provide tax "gross-ups" on change in control severance benefits or any other type of benefit.

## Risk & Compensation Clawback Recovery

Because the Executive Incentive Compensation Plan is based on cumulative operating income, any operating losses that are incurred must be recovered from future operating income before any amounts would be due to participants. Since a significant portion of executive compensation comes from the Executive Incentive Compensation Plan, the Company believes that this cumulative feature is a disincentive to excessive risk taking by its senior managers. No one individual has the authority to commit the Company to excessive risk taking. Due to the nature of the Company's services, the business has a short operating cycle. The outcome of any higher risk transactions, such as overriding established credit limits, would be known in a relatively short time frame. Management believes that when the potential impact on the bonus is considered in light of this short operating cycle, the potential for gains that could be generated by higher risk business practices is sufficiently mitigated. Management believes that both the stability and the long-term growth in net revenues, operating income and net earnings are a result of the incentives and recovery mechanism inherent in the Company's compensation programs.

In addition, the Company's "clawback policy" related to financial restatements includes not just the CEO and Chief Financial Officer ("CFO"), but all members of senior executive management.

## Role of the Compensation Committee, Management & Consultants

Compensation decisions, other than compensation and equity grant determinations for the CEO, are made in consultation with the CEO. Compensation decisions for the CEO are made by our Compensation Committee. The Compensation Committee recommends all compensation decisions for the CEO to the Board of Directors for final approval. With respect to the Executive Incentive Compensation Plan, the CEO recommends allocation percentages for all participating executive officers, which must be reviewed and approved by the Compensation Committee.

The Board believes in overall total compensation targets that are consistent with the underlying compensation philosophy of the Company. The Company recognizes that because it operates in the highly competitive global logistics services industry, the quality of its service depends upon the quality of the executives and other employees it is able to attract and retain. In order to succeed, the Company believes that it must be able to attract and retain qualified executives and employees. The Compensation Committee considers the competitiveness of the entire compensation package of an executive officer relative to that paid by similar companies when evaluating the adequacy of base salaries, the percentage allocations of the Executive Incentive Compensation Plan and equity grants. The Company's objective is to offer a total compensation package which gives the executive officer the opportunity to be rewarded at a level believed to be superior to that offered by the Company's competitors in the global logistics services industry. The Company believes that the opportunity for achieving superior levels of compensation is predicated on achieving sustained, long-term profitable results that are superior to those of its competitors.

The Compensation Committee used benchmark data on a limited basis to review base salaries and other compensation information and practices disclosed by certain U.S. publicly traded companies in the logistics and transportation industry. The benchmark data has confirmed that the Company's compensation packages offered to executives are competitive and give executives appropriate incentives to retain and gain profitable customers and business. Benchmark data was derived from proxy statements filed by Alaska Air Group, Inc., Avis Budget Group, Inc., CH Robinson Worldwide, Inc., CSX Corp., Hertz Global Holdings, Inc., Hub Group, Inc., JB Hunt Transport Services, Inc., JetBlue Airways Corp., Knight-Swift Transportation Holdings, Inc., Landstar System, Inc., Norfolk Southern Corp., Old Dominion Freight Line, Inc., Ryder System, Inc., Schneider National, Inc., and XPO Logistics. While these companies vary in size in terms of revenue, the Compensation Committee believes the benchmark data derived from this group of companies is useful for the limited comparisons described above.

Since 2016, the Compensation Committee has engaged Meridian Compensation Partners, LLC ("Meridian") to provide advice on executive and Director compensation matters. The Compensation Committee has assessed the independence of Meridian pursuant to SEC and NASDAQ rules and determined that no conflict of interest exists that would prevent Meridian from providing independent and objective advice to the Compensation Committee. Since 2016, Meridian has provided consulting services only as directed by the Compensation Committee. Meridian reports directly to the Compensation Committee and does not provide any other services to the Company.

## Employment Agreements

The Company has entered into employment agreements with each NEO. Each of the employment agreements is automatically renewable upon expiration for additional one-year periods unless either party elects otherwise.

## Executive Stock Ownership Policy

The Company maintains executive stock ownership guidelines and is governed by the Compensation Committee. These stock ownership guidelines are applicable to our NEO and certain other senior management holding a title of Senior Vice President or above. These guidelines are designed to increase executives' equity stakes in the Company and to further align executives' interests with those of shareholders. The guidelines require covered executives to own shares of the Company's Common Stock sufficient to satisfy the amount specified below as a multiple of the executive's annual base salary. In 2018, the Board revised executive ownership guidelines as follows:

### Executive Stock Ownership Guidelines

|  | 2018 Guidelines | | 2019 Guidelines | |
| --- | --- | --- | --- | --- |
| Chief Executive Officer | 15 x Base Salary | $1,500,000 | 60 x Base Salary | $6,000,000 |
| President, Executive Vice President, or Chief Financial Officer | 10 x Base Salary | $1,000,000 | 20 x Base Salary | $2,000,000 |
| Senior Vice President | 5 x Base Salary | $500,000 | 10 x Base Salary | $1,000,000 |

Executives in the positions above need to achieve the corresponding ownership target within five years of the earlier of promotion to the position or the policy adoption or revision date. This policy excludes stock option grants in the ownership calculation and includes RSU and target PSU grants. As of December 31, 2018, all of our NEO are in compliance with their respective ownership guidelines. When NEO exercise stock options, they must continue to comply with the ownership requirements above.

A policy change that became effective in 2017 requires that all executives must hold 75% of the net after-tax shares received upon vesting of any PSU and RSU until their respective stock ownership guidelines are achieved.

## Insider Trading Policy Prohibits Hedging or Pledging

The Company's Insider Trading Policy prohibits its Board of Directors and employees from hedging or pledging their ownership of Company stock, including trading in publicly-traded options, puts, calls or other derivative instruments related to Company stock.

## Other Retirement or Disability Payments

Other than for RSU and PSU, the Company has no formal obligations to make any payments to any executive officer upon his or her death, disability or retirement except to senior executive management domiciled in countries where statutory regulation require that these benefits be provided to all employees. The Company adopted a policy in 2014 that prohibits the payment of any retirement bonuses to executive officers and members of senior executive management.

While there is no legal or contractual obligation to do so, the Company has, on occasion, accelerated the vesting of any unvested RSU or stock options of employees who pass away.

## Compensation Committee Report

The Compensation Committee believes in simple, easy to understand executive incentive compensation plans that are directly aligned with Company performance and focus management on enhancing the long-term value of the Company. The Compensation Committee Charter is available on our website https://investor.expeditors.com.

**Compensation Committee**

All members are independent under Exchange Act and NASDAQ rules. The Compensation Committee met four times in 2018.

**Compensation Committee Interlocks & Insider Participation**

No member of the Committee is or has been an officer or employee of the Company and none had any interlocking relationship with any other entities or of the type that would be required to be disclosed in this Proxy Statement.

**Key Responsibilities**:

- Recommend compensation of executive officers
- Approve the annual and long-term performance goals for the Company's incentive plans
- Annually review and approve corporate goals and objectives relevant to CEO compensation, annually evaluate CEO performance in light of those goals and objectives, and recommend CEO compensation based on that evaluation
- Ensure that incentive compensation programs are consistent with the Company's annual and long-term performance objectives and do not encourage unnecessary or excessive risk taking
- Determine base salary, participation level in the Executive Incentive Compensation Plan and equity grants to the CEO
- Review and recommend compensation of non-management Directors
- Oversee enterprise risks assigned to Committee by the Board

The Compensation Committee believes that the compensation for the CEO and other NEO are consistent with its philosophy and the objectives described above. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Compensation Committee of the Board of Directors:**

Mark Emmert, Chair
Diane Gulyas
Alain Monié
Tay Yoshitani

## Summary Compensation Table for the Fiscal Year Ended December 31, 2018

The table below summarizes the total compensation earned by each NEO for each of the fiscal years shown. The Company has entered into employment and indemnification agreements with all of the NEO.

The NEO were not entitled to receive payments which would be characterized as "Bonus" payments for the fiscal years shown. Amounts listed under "Non-Equity Incentive Plan Compensation" were determined based on percentages of the Incentive Pool that were allocated to each NEO by the Compensation Committee under the Executive Incentive and Compensation Plan based on the factors described in the Compensation Discussion and Analysis contained herein.

Base salaries for the NEO accounted for approximately 2% of their total compensation and "at-risk" compensation accounted for more than 80% of their total compensation. Benefits accounted for less than 1% of the total compensation of NEO.

The following table sets out the type and amount of compensation paid to each NEO for the years ended December 31:

| Name & Position | Year | Salary | Stock Awards [2] | Option Awards [3] | Non-Equity Incentive Plan Compensation | All Other Compensation [4] | Total |
|---|---|---|---|---|---|---|---|
| **Jeffrey S. Musser** *President & Chief Executive Officer* | 2018 | $100,000 | $2,500,288 | – | $4,312,192 | $3,000 | $6,915,480 |
| | 2017 | $100,000 | $2,499,998 | – | $3,705,770 | $3,000 | $6,308,768 |
| | 2016 | $100,000 | – | $1,225,200 | $3,859,382 | $1,500 | $5,186,082 |
| **Eugene K. Alger** *President - Global Services* | 2018 | $100,000 | $505,151 | – | $3,696,713 | $3,000 | $4,304,864 |
| | 2017 | $100,000 | $505,328 | – | $3,249,788 | $3,000 | $3,858,116 |
| | 2016 | $100,000 | – | $520,710 | $3,308,555 | $1,500 | $3,930,765 |
| **Daniel R. Wall** *President - Global Products* | 2018 | $100,000 | $505,151 | – | $3,287,673 | $3,000 | $3,895,824 |
| | 2017 | $100,000 | $505,328 | – | $2,890,201 | $3,000 | $3,498,529 |
| | 2016 | $100,000 | – | $520,710 | $2,942,532 | $1,500 | $3,564,742 |
| **Richard H. Rostan** [1] *President - Global Geographies & Operations* | 2018 | $120,000 | $447,121 | – | $3,273,171 | $3,000 | $3,843,292 |
| | 2017 | $120,000 | $446,965 | – | $2,731,673 | $3,000 | $3,301,638 |
| **Bradley S. Powell** *Senior Vice President & Chief Financial Officer* | 2018 | $100,000 | $505,151 | – | $3,694,580 | $3,000 | $4,302,731 |
| | 2017 | $100,000 | $505,328 | – | $3,247,914 | $3,000 | $3,856,242 |
| | 2016 | $100,000 | – | $520,710 | $3,306,760 | $1,500 | $3,928,970 |

(1) Mr. Rostan was not an NEO of the Company in 2016.

(2) Represents the aggregate grant date fair value of RSU, as well as PSU granted to the CEO. Unless the NEO is eligible for retirement, RSU will vest annually over three years after the grant date, at which time they will be settled in Expeditors' common stock. The PSU value at the grant date is based upon the probable outcome of achieving the performance metrics at the end of the three-year performance period.

(3) This column represents the aggregate grant date fair value of options granted. All assumptions used to determine the grant date fair value of the option awards are included in Note 3 to the Company's consolidated financial statements on Form 10-K as filed on February 22, 2019.

(4) These amounts include the Company's matching contributions, up to a maximum annual Company contribution of $3,000 in 2018 and 2017, and $1,500 in 2016, under an employee savings plan under Section 401(k) of the Code.

## Grants of Plan-Based Awards Table

The following table sets forth certain information regarding awards granted during 2018 to the NEO:

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards [1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards [2] | | | All Other Stock Awards [3] | Closing Price on Grant Date | Grant Date Fair Value of Stock Awards [4] |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold | Target | Maximum | Threshold | Target | Maximum | | | |
| Jeffrey S. Musser | 5/8/2018 | – | $4,312,192 | – | 8,984 | 17,967 | 35,934 | – | $69.58 | $1,250,144 |
| | 5/8/2018 | – | – | – | – | – | – | 17,967 | $69.58 | $1,250,144 |
| Eugene K. Alger | 5/8/2018 | – | $3,696,713 | – | – | – | – | 7,260 | $69.58 | $505,151 |
| Daniel R. Wall | 5/8/2018 | – | $3,287,673 | – | – | – | – | 7,260 | $69.58 | $505,151 |
| Richard H. Rostan | 5/8/2018 | – | $3,273,171 | – | – | – | – | 6,426 | $69.58 | $447,121 |
| Bradley S. Powell | 5/8/2018 | – | $3,694,580 | – | – | – | – | 7,260 | $69.58 | $505,151 |

(1) The total amount available to executive officers participating in the Executive Incentive Compensation Plan, including all NEO, is limited to 10% of pre-bonus operating income. Individual amounts earned under this plan are determined by participation percentages approved by the Compensation Committee. The Company does not use thresholds or targets or maximums in determining levels of compensation.

(2) The PSU granted was made pursuant to the Company's 2017 Omnibus Incentive Plan. The final number of PSU will be determined using an adjustment factor of between half and two times the target PSU amount, depending on the degree of achievement of the designated performance targets. If the minimum performance thresholds are not achieved, no shares will be issued. Each PSU will convert to one share of the Company's Common Stock upon vesting.

(3) The RSU granted pursuant to the Company's 2017 Omnibus Incentive Plan vest annually over three years based on continued employment and are settled upon vesting in shares of the Company's Common Stock on a one-for-one basis.

(4) All assumptions used to determine the grant date fair value of the stock awards are included in Note 3 to the Company's consolidated financial statements included on Form 10-K as filed on February 22, 2019. Unless the NEO is eligible for retirement, RSU vest annually over 3 years from the date they are granted. PSU were granted to the CEO in 2018 and will vest on December 31, 2020 only if 3-year performance goals are achieved for Net Revenue and Earnings per share.

## Option Exercises & Year-End Equity Value Tables

The following table sets forth certain information regarding options exercised by the NEO during the year ended December 31, 2018:

| Name | Option Exercises | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise | Value Realized on Exercise [1] | Number of Shares Acquired on Vesting [2] | Value Realized on Vesting [3] |
| Jeffrey S. Musser | 3,000 | $58,866 | 7,817 | $500,835 |
| Eugene K. Alger | — | — | 3,160 | $202,461 |
| Daniel R. Wall | 5,000 | $95,700 | 3,160 | $202,461 |
| Richard H. Rostan | 4,500 | $79,688 | 2,795 | $179,076 |
| Bradley S. Powell | 5,000 | $181,850 | 3,160 | $202,461 |

(1) Represents the difference between the market price of the Company's Common Stock at exercise and the exercise price of the options, multiplied by the number of options exercised.

(2) Includes dividend equivalents.

(3) Represents the market price of the Company's Common Stock at the vesting date, multiplied by the number of RSU vested.

The following table sets forth equity awards held by the NEO at December 31, 2018:

| | Option Awards | | | | Stock Unit Awards | | | |
|---|---|---|---|---|---|---|---|---|
| Year of Grant | Exercisable | Unexercisable [1] | Exercise or Base Price | Option Expiration Date | Number of Unvested Stock Unit Awards [2] | Market Value of Unvested Stock Unit Awards [3] | Number of Unearned and Unvested Stock Unit Awards [2][4] | Market Value of Unearned and Unvested Stock Unit Awards [3] |
| **Jeffrey S. Musser** | | | | | | | | |
| 2018 | – | – | – | – | 18,189 | $1,238,484 | 18,189 | $1,238,484 |
| 2017 | – | – | – | – | 15,829 | $1,077,776 | 23,646 | $1,610,035 |
| 2016 | 80,000 | 40,000 | $47.39 | 5/3/2026 | – | – | – | – |
| 2015 | 50,000 | 50,000 | $47.27 | 5/21/2025 | – | – | – | – |
| 2014 | 72,000 | 24,000 | $45.56 | 12/5/2024 | – | – | – | – |
| 2013 | 10,000 | – | $35.32 | 5/1/2023 | – | – | – | – |
| 2012 | 5,000 | – | $40.74 | 5/2/2022 | – | – | – | – |
| 2010 | 10,000 | – | $40.64 | 5/5/2020 | – | – | – | – |
| 2009 | 5,000 | – | $37.13 | 5/6/2019 | – | – | – | – |
| **Eugene K. Alger** | | | | | | | | |
| 2018 | – | – | – | – | 7,350 | $500,439 | – | – |
| 2017 | – | – | – | – | 6,399 | $435,713 | – | – |
| 2016 | 34,000 | 17,000 | $47.39 | 5/3/2026 | – | – | – | – |
| 2015 | 26,000 | 26,000 | $47.27 | 5/21/2025 | – | – | – | – |
| 2014 | 36,000 | 12,000 | $45.56 | 12/5/2024 | – | – | – | – |
| 2013 | 7,500 | – | $35.32 | 5/1/2023 | – | – | – | – |
| 2011 | 6,500 | – | $52.80 | 5/6/2019 | – | – | – | – |
| **Daniel R. Wall** | | | | | | | | |
| 2018 | – | – | – | – | 7,350 | $500,439 | – | – |
| 2017 | – | – | – | – | 6,399 | $435,713 | – | – |
| 2016 | 34,000 | 17,000 | $47.39 | 5/3/2026 | – | – | – | – |
| 2015 | 18,000 | 18,000 | $47.08 | 8/3/2025 | – | – | – | – |
| 2015 | 14,500 | 14,500 | $47.27 | 5/21/2025 | – | – | – | – |
| 2014 | 20,250 | 6,750 | $45.56 | 12/5/2024 | – | – | – | – |
| 2013 | 5,000 | – | $35.32 | 5/1/2023 | – | – | – | – |
| 2012 | 5,000 | – | $40.74 | 5/2/2022 | – | – | – | – |
| 2011 | 5,500 | – | $52.80 | 5/4/2021 | – | – | – | – |
| 2010 | 10,000 | – | $40.64 | 5/5/2020 | – | – | – | – |
| 2009 | 5,000 | – | $37.13 | 5/6/2019 | – | – | – | – |
| **Richard H. Rostan** | | | | | | | | |
| 2018 | – | – | – | – | 6,505 | $442,951 | – | – |
| 2017 | – | – | – | – | 5,660 | $385,392 | – | – |
| 2016 | 20,000 | 10,000 | $47.39 | 5/3/2026 | – | – | – | – |
| 2015 | 14,500 | 14,500 | $47.27 | 5/21/2025 | – | – | – | – |
| 2014 | 20,250 | 6,750 | $45.56 | 12/5/2024 | – | – | – | – |
| 2013 | 9,000 | – | $35.32 | 5/1/2023 | – | – | – | – |
| 2012 | 8,000 | – | $40.74 | 5/2/2022 | – | – | – | – |
| 2011 | 6,000 | – | $52.80 | 5/4/2021 | – | – | – | – |
| 2010 | 6,000 | – | $40.64 | 5/5/2020 | – | – | – | – |
| 2009 | 6,000 | – | $37.13 | 5/6/2019 | – | – | – | – |
| **Bradley S. Powell** | | | | | | | | |
| 2018 | – | – | – | – | 7,350 | $500,439 | – | – |
| 2017 | – | – | – | – | 6,399 | $435,713 | – | – |
| 2016 | 34,000 | 17,000 | $47.39 | 5/3/2026 | – | – | – | – |
| 2015 | 26,000 | 26,000 | $47.27 | 5/21/2025 | – | – | – | – |
| 2014 | 36,000 | 12,000 | $45.56 | 12/5/2024 | – | – | – | – |
| 2013 | 5,000 | – | $35.32 | 5/1/2023 | – | – | – | – |
| 2012 | 10,000 | – | $40.74 | 5/2/2022 | – | – | – | – |
| 2011 | 8,000 | – | $52.80 | 5/4/2021 | – | – | – | – |
| 2010 | 20,000 | – | $40.64 | 5/5/2020 | – | – | – | – |
| 2009 | 10,000 | – | $37.13 | 5/6/2019 | – | – | – | – |

(1) Unexercisable options granted in 2016 and 2014 will vest in 2019. Unexercisable options granted in 2015 will vest 50% in 2019 and an additional 50% in 2020. The options are subject to earlier vesting under certain conditions set forth in the Option Plan. (See Potential Payments upon Termination and Change in Control).

(2) Restricted Stock Units (RSU) vest annually over 3 years from the date they are granted. Performance Stock Units (PSU) were granted to the CEO in 2018 and 2017 and will vest on December 31, 2020 and 2019, respectively, only if 3-year performance goals are achieved for Net Revenue and EPS. Includes dividend equivalents on unvested RSU and PSU that are accrued and paid out only if and when the awards vest.

(3) Market value determined by the closing market stock price of $68.09 on December 31, 2018.

(4) Assumes PSU payout at target levels.


## Potential Payments upon Termination & Change in Control

The Company has employment agreements with each NEO and maintains certain plans under which it provides compensation to the NEO in the event of a termination of employment or a change in control.

The following table and accompanying footnotes illustrate the payments that would be due to each of the NEO under all applicable termination scenarios, assuming the triggering event took place on December 31, 2018:

| | Involuntary Termination with Cause[1] | Involuntary Termination with Cause with Non-Compete Agreement[1] | Voluntary Termination[2] | Voluntary Termination with Non-Compete Agreement[1,2] | Involuntary Termination without Cause[2,3] | Death or Disability[4] |
|---|---|---|---|---|---|---|
| **Jeffrey S. Musser** | | | | | | |
| Employment Agreement | — | $50,000 | — | $50,000 | $2,206,096 | — |
| Stock Options | — | — | — | — | — | — |
| Restricted Stock Units | — | — | 2,316,260 | 2,316,260 | 2,316,260 | 2,316,260 |
| Performance Stock Units | — | — | 1,486,185 | 1,486,185 | 1,486,185 | 1,486,185 |
| **Total** | **—** | **$50,000** | **$3,802,445** | **$3,852,445** | **$6,008,541** | **$3,802,445** |
| **Eugene K. Alger** | | | | | | |
| Employment Agreement | — | $50,000 | — | $50,000 | $1,898,356 | — |
| Stock Options | — | — | — | — | — | — |
| Restricted Stock Units | — | — | 936,152 | 936,152 | 936,152 | 936,152 |
| **Total** | **—** | **$50,000** | **$936,152** | **$986,152** | **$2,834,508** | **$936,152** |
| **Daniel R. Wall** | | | | | | |
| Employment Agreement | — | $50,000 | — | $50,000 | $1,693,837 | — |
| Stock Options | — | — | — | — | — | — |
| Restricted Stock Units | — | — | 936,152 | 936,152 | 936,152 | 936,152 |
| **Total** | **—** | **$50,000** | **$936,152** | **$986,152** | **$2,629,989** | **$936,152** |
| **Richard H. Rostan** | | | | | | |
| Employment Agreement | — | $60,000 | — | $60,000 | $1,696,585 | — |
| Stock Options | — | — | — | — | — | — |
| Restricted Stock Units | — | — | 828,343 | 828,343 | 828,343 | 828,343 |
| **Total** | **—** | **$60,000** | **$828,343** | **$888,343** | **$2,524,928** | **$828,343** |
| **Bradley S. Powell** | | | | | | |
| Employment Agreement | — | $50,000 | — | $50,000 | $1,897,290 | — |
| Stock Options | — | — | — | — | — | — |
| Restricted Stock Units | — | — | 936,152 | 936,152 | 936,152 | 936,152 |
| **Total** | **—** | **$50,000** | **$936,152** | **$986,152** | **$2,833,442** | **$936,152** |

(1) Following an executive officer's resignation, or when terminating an executive officer for cause, the Company may, in its sole discretion, invoke a six-month non-compete provision contained in the employment agreements for a lump sum payment representing 50% of the executive officer's base salary. The term "cause" as defined in the employment agreement is any act of an executive officer, which in the reasonable judgment of the Board of Directors, constitutes dishonesty, larceny, fraud, deceit, gross negligence, a crime involving moral turpitude, willful misrepresentation to shareholders, Directors or officers or material breach of the employment agreement.

(2) Upon a termination other than for cause, for NEO who are "retirement eligible," all RSU vest and a pro-rated portion of PSU awarded to Mr. Musser in 2017 and 2018 become eligible to prorate vest at the end of the applicable performance period based on actual performance. NEO are retirement eligible if they either have (i) attained the age of 55 and completed at least 10 years of continuous service, or (ii) completed at least 30 years of continuous service. All NEO were retirement eligible.

(3) When terminating an executive without cause, the Company must pay the executive officer cash compensation in a lump sum amount equal to 50% of his or her base salary plus 50% of the amount of the preceding twelve months of non-equity incentive compensation, which automatically extends the non-compete provision for an additional six months.

(4) Upon the death or disability of an NEO, the NEO or NEO's estate shall be entitled payment or settlement, within 90 days of the NEO's death or disability, of all unvested RSU and a pro-rated portion of PSU assuming that target performance would be achieved at the end of the performance period.

Under NEO employment agreements, no payments are due upon a "change in control."  The following table and accompanying footnotes illustrate the payments that would be due to each of the NEO under all applicable "change in control" scenarios relative to their equity awards, assuming the triggering event took place on December 31, 2018:

| | Change in Control with RSU/PSU Replacement Awards [1,2] | Change in Control without RSU/PSU Replacement Awards [1,2,4] | Qualifying Termination after a Change in Control with RSU/PSU Replacement Awards [1,2,5,6] |
|---|---|---|---|
| **Jeffrey S. Musser** | | | |
| Stock Options[3] | $2,409,720 | $2,409,720 | $2,409,720 |
| Restricted Stock Units | — | 2,316,260 | 2,316,260 |
| Performance Share Units | — | 1,486,185 | 1,486,185 |
| **Total** | **$2,409,720** | **$6,212,165** | **$6,212,165** |
| **Eugene K. Alger** | | | |
| Stock Options[3] | $1,163,580 | $1,163,580 | $1,163,580 |
| Restricted Stock Units | — | 936,152 | 936,152 |
| **Total** | **$1,163,580** | **$2,099,732** | **$2,099,732** |
| **Daniel R. Wall** | | | |
| Stock Options[3] | $1,184,048 | $1,184,048 | $1,184,048 |
| Restricted Stock Units | — | 936,152 | 936,152 |
| **Total** | **$1,184,048** | **$2,120,200** | **$2,120,200** |
| **Richard H. Rostan** | | | |
| Stock Options[3] | $660,968 | $660,968 | $660,968 |
| Restricted Stock Units | — | 828,343 | 828,343 |
| **Total** | **$660,968** | **$1,489,311** | **$1,489,311** |
| **Bradley S. Powell** | | | |
| Stock Options[3] | $1,163,580 | $1,163,580 | $1,163,580 |
| Restricted Stock Units | — | 936,152 | 936,152 |
| **Total** | **$1,163,580** | **$2,099,732** | **$2,099,732** |

(1) For stock option purposes, "Change in Control" means either of the following: (a) when any person (with certain exceptions) becomes the beneficial owner, directly or indirectly, of 50% of the Company's then outstanding securities, or (b) when a transaction requiring shareholder approval occurs involving the sale of all, or substantially all, of the assets of the Company or a merger of the Company with or into another company. For RSU and PSU purposes, "Change in Control" also includes the following: (c) "Continuing Directors" (as defined in the 2017 Omnibus Incentive Plan) cease to constitute a majority of the Board other than due to death, retirement or disability, or (d) shareholder approval of a complete liquidation or dissolution of the Company.

(2) An unmodified RSU or PSU surviving a Change in Control would qualify as a "Replacement Award."

(3) Represents the difference between the market price of the Company's Common Stock at December 31, 2018 and the exercise price of the options, multiplied by the number of unvested option awards.

(4) Assumes that actual performance through the date of the Change in Control is not greater than the pro-rated portion of the PSU at "target" level. PSU payment is to occur within 30 days of the Change in Control event.

(5) The term "Qualifying Termination" is an involuntary termination without cause or a voluntary termination with Good Reason that occurs within two years of a Change in Control involving Replacement Awards. Payment to occur within 60 days of the Qualifying Termination.

(6) Assumes that actual performance through the date of the Change in Control is not greater than the pro-rated portion of the PSU at "target" level. PSU payment is to occur within 60 days of the Qualifying Termination.

## Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2018 regarding compensation plans under which equity securities of the Company are authorized for issuance:

| Plan Category | (a)<br>Number of Securities to be Issued Upon Exercise of Outstanding Options & Rights [1] | (b)<br>Weighted-Average Exercise Price of Outstanding Options & Rights [2] | (c)<br>Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) [3] |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | 10,228,276 | $44.60 | 2,255,752 |
| Equity Compensation Plans Not Approved by Security Holders | – | – | – |
| **Total** | **10,228,276** | **$44.60** | **2,255,752** |

(1) Represents shares issuable upon exercise of outstanding stock options, vesting of outstanding restricted stock units and performance stock units that will vest if target levels are achieved.

(2) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding restricted stock units and performance stock units, which have no exercise price.

(3) Includes 743,015 available for issuance under the employee stock purchase plans, 1,431,417 available for future grants of equity awards under the Omnibus Incentive Plan and 81,320 available for issuance of restricted stock under the Director's Restricted Stock Plan.

## PROPOSAL 3:
## APPROVE AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

At the 2019 Annual Meeting, the shareholders of the Company will be asked to approve an amendment (the "Amendment") to the Company's 2002 Employee Stock Purchase Plan (the "2002 Plan"), which, if approved, will increase by 3,000,000 the number of shares of the Company's Common Stock available for purchase under the 2002 Plan. The Board of Directors believes that the 2002 Plan is a valuable benefit to our employees that allows them the opportunity to acquire an ownership interest in the Company. In the last offering period ended July 31, 2018, 5,922 employees participated in the 2002 Plan and purchased approximately 666,200 shares of the Company's Common Stock. Shareholders approved a similar amendment to the 2002 Plan at the 2014 Annual Meeting, with more than 99% voting FOR the proposal.

An aggregate of 11,562,437 shares of Common Stock have been issued under the Company's 2002 Plan, and 743,015 shares remained available for issuance under the 2002 Plan as of March 12, 2019. The Company believes the remaining available shares will be adequate to cover shares issued for the offering period ending July 31, 2019 but no future offering periods. If the Amendment is not approved, the Company will be unable to continue offering this important benefit. If the Amendment is approved, 3,743,015 shares of Common Stock will be made available for issuance pursuant to the 2002 Plan. A summary of the 2002 Plan is described below and the full 2002 Plan is included as an Appendix A of this Proxy Statement.

The proposed increase in the number of shares made available for issuance under the 2002 Plan will simply enable the Company to continue the 2002 Plan in future years and is not required or intended to supply or "cover" outstanding awards to 2002 Plan participants. As such, no "New Plan Benefits" have been granted to date and future awards under the 2002 Plan are not yet determinable.

## THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR PROPOSAL 3 - APPROVAL OF THE AMENDMENT TO THE 2002 PLAN

# SUMMARY OF THE AMENDED PLAN

The following summary of the Company's 2002 Plan is qualified in its entirety by reference to the full text of the 2002 Plan, a copy of which is included as an Appendix A to this Proxy Statement.

The 2002 Plan will be administered by the Compensation Committee of the Board of Directors. The Compensation Committee will have authority to interpret the 2002 Plan, construe its terms, adopt rules and regulations, prescribe forms, and make all determinations under the 2002 Plan.

Subject to certain requirements in foreign countries, any full-time employee of the Company, its Subsidiaries or any Consolidated Affiliate who has been with the Company for sixty (60) days prior to the beginning of the plan year will be eligible to participate in the 2002 Plan. Full-time employees are employees whose customary employment with the Company, any designated Subsidiary or Consolidated Affiliate is more than 20 hours per week and more than five months per year. Management believes that approximately 17,000 employees would currently be eligible to participate.

An eligible employee may enroll for an Offering Period by filing an enrollment form during the enrollment period. After initial enrollment in the 2002 Plan, the employee will be automatically re-enrolled in the 2002 Plan for subsequent Offering Periods, unless he or she files a notice of withdrawal before a new Offering Period begins, terminates employment, or otherwise becomes ineligible to participate.

Upon enrollment in the 2002 Plan, the employee must elect the rate at which he or she will make payroll contributions for the purchase of Company stock. Elections can be expressed as a percentage of base pay not to exceed 10%, although an employee's contributions will be adjusted downward to the extent necessary to ensure that he or she will not purchase Company stock having a fair market value, as of the beginning of the Offering Period, in excess of $25,000 in any single calendar year. All employee contributions will be made by means of direct payroll deduction. The contribution rate elected by a participant will continue in effect unless the individual elects to withdraw from participation for the plan year. An individual who withdraws will receive a refund of contributions made to date and must re-enroll in order to participate in any subsequent plan year.

An employee's contributions will be credited to an account maintained on behalf of such employee. The 2002 Plan provides that the "Offering Period" means the approximate one-year period commencing on the first trading day after August 1st and terminating on the last trading day in the following July. The next Offering Period under the amended 2002 Plan will commence August 1, 2019. The Compensation Committee may change the beginning date, ending date, and duration of Offering Periods on a prospective basis, provided that Offering Periods will, in all cases, comply with applicable limitations under Section 423 of the Code.

As described above, the Company will issue shares directly to the custodian for employees' accounts at a price equal to the lesser of 85% of the fair market value of Company stock at the beginning of the Offering Period or 85% of the fair market value of Company stock at the end of the Offering Period. Shares purchased under the 2002 Plan will be credited to the accounts maintained by the custodian for each participant. No interest will be credited on payroll contributions pending investment in Company stock.

A participant may terminate enrollment in the 2002 Plan at any time. All funds accumulated from the participant for an Offering Period shall be refunded to the participant as soon as practicable following such participant's election to discontinue payroll deductions to the 2002 Plan. A participant will be deemed to have elected to discontinue payroll deductions and withdraw from the 2002 Plan upon such participant's death or upon termination of employment by the Company, its subsidiaries or any consolidated affiliate. The custodian will continue to hold Company Stock for the account of such a participant until the participant sells or withdraws the Company Stock, but in no event for more than one year after the participant ceases to be employed.

The Company will pay costs and expenses incurred in the administration of the 2002 Plan and maintenance of accounts, and will pay brokerage fees and commissions for purchases. The Company will not pay brokerage fees and expenses relating to sales of stock acquired under the 2002 Plan by participants, and participants may be charged reasonable fees by the custodian for withdrawals of share certificates and other specified services. The custodian will be responsible for furnishing account statements to participants.

The Board may amend, alter, suspend, discontinue, or terminate the 2002 Plan without further shareholder approval, except that shareholder approval must be obtained within one year after the effectiveness of such action if required by law or regulation or under the rules of any automated quotation system or securities exchange on which the Company's Common Stock is then quoted or listed, or if such shareholder approval is necessary in order for the 2002 Plan to continue to meet the requirements of Section 423 of the Code. Shareholder approval will not necessarily be required for amendments that might increase the cost of the 2002 Plan or broaden eligibility. The 2002 Plan will continue until terminated by action of the Board. Shareholder approval is specifically required for any changes in the shares reserved for issuance or in the purchase price of shares to be issued under the 2002 Plan.

The 2002 Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Code Section 401(a), nor is it subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

## FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE 2002 PLAN

For employees of the Company, its subsidiaries and any consolidated affiliates, rights to purchase shares under the 2002 Plan are intended to constitute options issued pursuant to an employee stock purchase plan within the meaning of Section 423 of the Code. The following Federal income tax consequences would generally result under the 2002 Plan for employees of the Company, its subsidiaries and any consolidated affiliates:

(1) No taxable income results to the participant upon the grant of options to purchase shares of Company stock or upon the automatic purchase of shares for his or her account under the 2002 Plan. Purchases are made using after tax salary deferrals from the participant's account;

(2) If the participant disposes of shares within two years after the first day of an offering period from which he or she purchased the shares or within one year after the purchase date from which he or she purchased the shares, at that time of sale the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares (essentially, the ordinary income is the difference in what the shares were worth on the day they were purchased and what the participant paid for the shares). The participant will be considered to have disposed of a share if the participant sells, exchanges, makes a gift or transfers (except by death) legal title to the share;

(3) If the participant:

    a. disposes of shares more than two years after the first day of an offering period with respect to which he or she purchased the shares and more than one year after the purchase date, or

    b. dies at any time while holding shares acquired under the 2002 Plan,

    then at the time the participant disposes of the shares he or she will recognize ordinary income in an amount equal to the lesser of:

      • the fair market value of the shares on the first day of the offering period over the amount of the participant's payroll deductions used to purchase the shares (the discount in the actual price used), or

      • the excess of the fair market value of the shares on the date of disposition or death over the amount of the participant's payroll deductions used to purchase the shares (the amount of gain realized on the sale of shares);

(4) In addition to the tax consequences above in any scenario, the participant will recognize a long-term or short-term capital gain or loss, as the case may be, in an amount equal to the difference between the amount realized upon any sale of Company Common Stock and the participant's basis in the Common Stock (i.e., the purchase price plus the amount, if any, taxed to the participant as ordinary income, as described in (2) and (3) above).

(5) If the holding periods described in (3) above are satisfied, the Company will not receive any deduction for Federal income tax purposes with respect to any discount in the sale price of shares purchased under the 2002 Plan. If either of the holding periods is not satisfied, the Company generally should be entitled to a tax deduction in an amount equal to the amount taxed to the participating U.S. taxpayers as ordinary income.

(6) Dividends, if any, on shares purchased pursuant to the 2002 Plan will be taxable as dividends when paid, in which case the dividends are taxed as ordinary income.

## NEW PLAN BENEFITS

It is not presently possible to determine the benefits or amounts that will be received by any particular employee or group in the future.

 The Board of Directors recommends a vote **FOR** this proposal.

# PROPOSAL NO. 4:
# RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. The Audit Committee is recommending the approval of the appointment of KPMG LLP as registered independent public accountants for the Company to audit the consolidated financial statements for 2019. If shareholders do not approve, the Audit Committee will reconsider the appointment.

## Relationship with Independent Registered Public Accounting Firm

KPMG provided the following audit and other services during 2018 and 2017:

|                   | 2018        | 2017        |                                                                                                                                                                                                        |
|-------------------|-------------|-------------|--------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------|
| Audit Fees        | $2,749,000  | $2,913,000  | Includes fees associated with the annual integrated audit of the Company's consolidated financial statements and internal control over financial reporting, statutory audits of foreign subsidiaries, and a registration statement. |
| Audit-Related Fees | 17,000      | 16,000      | Includes fees for attestation reports for international subsidiaries.                                                                                                                                   |
| Tax Fees          | 201,000     | 87,000      | Includes fees for tax advice and compliance. No fees were paid to KPMG in either year for tax planning.                                                                                                 |
| All Other Fees    | –           | –           |                                                                                                                                                                                                        |
| **Total Fees**    | **$2,967,000** | **$3,016,000** |                                                                                                                                                                                                        |

The Audit Committee has established a policy that prohibits the Company from retaining its principal independent registered public accounting firm for any engagements other than those that could be described above as audit, audit-related or other services pre-approved by the Audit Committee. In all cases, the Audit Committee approves the services to be provided in advance to determine whether they would be compatible with maintaining KPMG's independence.

The Audit Committee also reviews and approves an annual budget for specific categories of non-audit services (that are detailed as to the particular services), which KPMG is to be permitted to provide (those categories do not include any of the prohibited services in the auditor independence provisions of the Sarbanes-Oxley Act of 2002). This review includes an evaluation of the possible impact of the provision of such services by KPMG on the firm's independence in performing its audit and audit-related services.

The Audit Committee and the Company's Board of Directors believe that the continued retention of KPMG as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders. The Company has been advised by KPMG that it will have a representative present at the Annual Meeting who will be available to respond to appropriate questions. The representative will also have the opportunity to make a statement if he or she desires to do so.

|  | The Board of Directors recommends a vote **FOR** this proposal. |
|---|---|

# AUDIT COMMITTEE REPORT

The Audit Committee is dedicated to overseeing all accounting and financial reporting processes, including underlying internal controls, audits, and the transparency of disclosures in the Company's financial reports. The Audit Committee Charter is available on our website at https://investor.expeditors.com.

## Audit Committee

All members are independent under Exchange Act and NASDAQ rules. The Board has determined that Mr. McCune qualifies as an "audit committee financial expert" as defined under applicable SEC rules.

**Key Responsibilities**:
- Maintain oversight of financial accounting and reporting and underlying internal controls
- Assist the Board in discharging its fiduciary responsibilities and the adequacy of disclosures to shareholders and to the public
- Maintain oversight responsibility for the Company's independent registered public accounting firm
- Assure the independence of the Company's independent registered public accounting firm
- Meet with the Company's internal audit staff and members of the independent registered public accounting firm to review auditing plans, scopes and findings
- Facilitate open communication among Directors, the Company's independent registered public accounting firm, internal auditors and management
- Oversee enterprise risks assigned to the Committee by the Board

## 2018 Committee Highlights

The Audit Committee met four times in 2018. The following are some highlights and ongoing projects from the Committee's work in 2018:
- Continued oversight of the development and implementation of the Company's new accounting system
- Providing oversight of management's implementation of the required new accounting standard for revenue recognition that was adopted on January 1, 2018
- Monitoring management's implementation of the new lease accounting standard, effective for the Company as of January 1, 2019
- Continued oversight of the Company's implementation of the Tax Cuts and Jobs Act (the "Act") and related interpretations

Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements, and internal control over financial reporting, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and for issuing reports thereon.

The Audit Committee has reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2018. The Audit Committee has discussed with KPMG LLP ("KPMG"), the Company's independent registered public accounting firm for 2018, the matters required to be discussed under the rules adopted by the PCAOB. In addition, the Audit Committee has received from KPMG the written disclosures and the letter required by the PCAOB regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG the auditor's independence from the Company and its management.

Based upon the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

**Audit Committee:**

Richard McCune, Chair
James DuBois
Alain Monié
Tay Yoshitani

# SHAREHOLDER PROPOSAL

## PROPOSAL NO. 5:  POLITICAL DISCLOSURE SHAREHOLDER RESOLUTION

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278, who claims to own 80 shares, has given formal notice that he will introduce the following resolution and supporting statement at the 2019 Annual Meeting of Shareholders:

**Resolved,** shareholders request that the Company provide a report, updated semiannually, disclosing the Company's:

1.  Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2.  Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described  in section 1 above, including:
    a.  The identity of the recipient as well as the amount paid to each; and
    b.  The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

**Supporting Statement**

As a long-term shareholder of Expeditors, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Universal Parcel Service, Inc., Boeing, Co., and United Technologies Corp., which present this information on their websites.

The Company's Board and shareholders  need comprehensive disclosure to fully evaluate the use  of corporate assets in elections. Please support this critical governance reform.

**Political Disclosure Shareholder Resolution - Proposal 5**

## Company Statement in Opposition

The Board has considered this proposal and concluded that it is not in the best interests of our shareholders because it is unnecessary and already addressed by current Company policy and Code of Business Conduct.

A key part of our culture is integrity, which reflects our unwavering commitment to strict compliance with both the letter and the spirit of all applicable laws. As such, Expeditors does not endorse political parties or individual candidates, contribute funds to political campaigns, or make any Expeditors' premises available for political or campaign purposes. These rules are in place for all Expeditors employees worldwide to ensure our compliance with applicable laws and to protect our reputation.

In addition, while Expeditors encourages all employees, directors, and officers to participate in community and political activities on an individual basis, Section 2.8 of the Expeditors' Code of Business Conduct states:

> "Those who do participate in community and political activities do so as individual citizens and not as representatives of Expeditors. You are not authorized to use Expeditors' premises for (or contribute Expeditors' funds in support of) political or campaign purposes. Expeditors does not support or endorse political parties or individual candidates."

Our full Code of Business Conduct is available at https://investor.expeditors.com/corporate-governance/governance-documents

We believe that adoption of this proposal is unnecessary, given our current Company policy against endorsing political candidates or contributing funds to political causes, as well as our corporate policy against employee involvement in political activities on Company premises or on the Company's behalf. If adopted, this proposal could cause Expeditors to incur undue cost and administrative burden with no commensurate benefit to shareholders.

**Accordingly, the Board of Directors unanimously recommends that the Shareholders vote AGAINST Proposal No. 5 - Political Disclosure Shareholder Resolution.**

| **X** | The Board of Directors recommends a vote **AGAINST** this proposal. |
|---|---|

# OTHER INFORMATION

## Majority Vote Standard for Director Elections

The Company's Bylaws require that in an uncontested election each Director will be elected by the vote of the majority of the votes cast. A majority of votes cast means that the number of shares cast "for" a Director's election exceeds the number of votes cast "against" that Director. A share that is otherwise present at the meeting but for which there is an abstention, or to which a shareholder gives no authority or direction, shall not be considered a vote cast.

In an uncontested election, a nominee who does not receive a majority of the votes cast will not be elected. An incumbent Director who is not elected because he or she does not receive a majority vote will continue to serve as a holdover Director until the earliest of: (a) 90 days after the date on which an inspector determines the voting results as to that Director; (b) the date on which the Board of Directors appoints an individual to fill the position held by that Director; or (c) the date of the Director's resignation. Under the Company's resignation policy, any Director who does not receive a majority vote in an uncontested election will resign immediately.

The Board may fill any vacancy resulting from the non-election of a Director as provided in the Company's Bylaws. The Nominating and Corporate Governance Committee will consider promptly whether to fill the position of a nominee who fails to receive a majority vote in an uncontested election and may make a recommendation to the Board of Directors about filling the position. The Board will act on the Committee's recommendation and, within 90 days after the certification of the shareholder vote, will disclose publicly its decision. Except as provided in the next sentence, no Director who fails to receive a majority vote for election will participate in the Committee recommendation or Board decision about filling his or her office. If no Director receives a majority vote in an uncontested election, then the incumbent Directors: (a) will nominate a slate of Directors and hold a special meeting for the purpose of electing those nominees as soon as practicable; and (b) may in the interim fill one or more positions with the same Director(s) who will continue in office until their successors are elected.

## 2018 CEO Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information to explain the relationship between the annual total compensation of our estimated median employee and the annual total compensation of Jeffrey S. Musser, President and Chief Executive Officer (the "CEO").

For the year ended December 31, 2018, the annual total compensation of the estimated median employee (other than our CEO) was $43,730 and the annual total compensation of Mr. Musser was $6,915,480. Based on this information, the ratio of the annual total CEO compensation to the annual total compensation of the estimated median employee was 158 to 1. SEC rules allow us to identify our median employee once every three years unless there has been a change in our employee population or employee compensation arrangements that we reasonably believe would result in a significant change in our pay ratio disclosure. Because the compensation of the median employee utilized in last year's proxy statement was significantly higher in 2018 than in 2017, due primarily to increased overtime payments in 2018, we concluded that it is no longer appropriate to use the originally identified 2017 median employee as we believe using this employee would not accurately reflect our median pay and would reduce the comparability of compensation year over year. As permitted by SEC rules, we identified a substitute median employee whose 2017 compensation was substantially similar to the original median employee's 2017 compensation, based on the same compensation measure used to select the original median employee, and whose 2018 compensation we believe is more representative of our median compensation in 2018.

This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below. The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices, geographic distribution of employees, and mix of salaried vs. hourly employees and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of the "median employee," the methodology we used in 2017 was as follows:

   i.    We determined our employee population (including full-time and part-time), less employees from 11 countries, as allowed by the pay ratio rules of Item 402(u).

   ii.   We used a consistently applied compensation measure, which included base salary, overtime, bonus, commission, and other compensation recorded in our payroll records and annualized the cash compensation recorded in our payroll systems of active employees on December 31, 2017.

   iii.  For purposes of identifying the median employee, we utilized foreign exchange rates as of December 31, 2017.

## Other Business

As of the date of this Proxy Statement, management knows of no other business that will be presented for action at the meeting. If any other business requiring a vote of the shareholders should properly come before the meeting, the persons designated as your proxies will vote or refrain from voting in accordance with their best judgment.

## Certain Relationships & Related Transactions

The following section describes, since the beginning of the year ended December 31, 2018, (a) transactions in which the Company or any of its subsidiaries was a party, in which the amount involved exceeded $120,000 and in which a Director, a Director nominee, an executive officer, any immediate family member of a director, director nominee or executive officer, a security holder known to own more than 5% of the Company's Common Stock or any immediate family member of the security holder had, or will have, a direct or indirect material interest or (b) certain business relationships that existed between the Company and Directors or director nominees, or between the Company and entities affiliated with such Directors or Director nominees. The Company's written policy and procedures with respect to any related person transaction between the Company and any related person requiring disclosure under Item 404(a) of Regulation S-K under the Exchange Act, is that such transaction is consummated only if the Audit Committee approves or ratifies such transaction (or the disinterested members of the Board of Directors approve or ratify such transaction).

Glenn M. Alger, a Director, and Eugene K. Alger, an NEO, are brothers, and their compensation is described elsewhere in this proxy statement. Alain Monié is the Chief Executive Officer of Ingram Micro Inc., which is a customer of the Company. In 2018, the Company invoiced Ingram Micro Inc. approximately $13 million for services rendered in the ordinary course of business. Brian and Stephen Coughlin are brothers of Philip M. Coughlin, Chief Strategy Officer. Brian Coughlin is employed as District Manager of the Company's Chicago office and earned total compensation of $1,087,059 in 2018, including a RSU grant with a fair market value of $30,059. Stephen Coughlin is employed as Account Manager-Project & Energy Services and earned total compensation of $171,686 in 2018, including a RSU grant with a fair market value of $15,029. Amanda Sabor and Kurt Sabor are, respectively, daughter and son-in-law of Richard H. Rostan, President, Global Geographies and Operations. Amanda Sabor is a Customer Retention and Development Manager in the Chicago office and earned total compensation of $141,896 in 2018. Kurt Sabor is a Transcon Manager in the Chicago office and earned total compensation of $244,558 in 2018.

## Voting Procedures

Only shareholders of record at the close of business on March 12, 2019 (the "Record Date") will be entitled to notice of and to vote at the meeting. On or about March 27, 2019, the Company will mail to shareholders either: (a) a notice of Internet availability of proxy materials, which will indicate how to access the proxy materials on the Internet, or (b) a copy of the Proxy Statement, a form of proxy and an Annual Report.

You may instruct the proxies to vote "FOR" or "AGAINST" each proposal, or you may instruct the proxies to "ABSTAIN" from voting. Each share of our Common Stock outstanding on the record date will be entitled to one vote on each of the 10 director nominees and one vote on each other proposal. If the accompanying form of proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the instructions specified thereon. In the absence of instructions to the contrary, such shares will be voted in accordance with the Board's recommendations.

Whether or not you plan to attend the meeting in person, please submit your vote and proxy by telephone, by mail or by Internet in accordance with the instructions on your proxy card or voting instruction form. This will ensure a quorum at the meeting. The giving of the proxy will not affect your right to vote at the meeting if the proxy is revoked in the manner set forth in the accompanying Proxy Statement.

Abstentions are counted for quorum purposes. If you return a signed proxy card/voting instruction form to allow your shares to be represented at the Annual Meeting, but do not indicate how your shares should be voted on one or more proposals listed above, then the proxies will vote your shares as the Board of Directors recommends on those proposals.

Any shareholder executing a proxy has the power to revoke it at any time prior to the voting thereof on any matter (without, however, affecting any vote taken prior to such revocation) by delivering written notice to the Secretary of the Company, by executing and delivering to the Company another proxy dated as of a later date or by voting in person at the meeting.

If you hold your shares in street name, it is critical that you cast your vote if you want it to count in the election of Directors, the non-binding vote approving compensation of NEO, approval of an amendment to the Employee Stock Purchase Plan, and one shareholder proposal. If you hold your shares in street name and you do not instruct your bank or broker how to vote in these matters, no votes will be cast on your behalf. Your bank or broker will only have discretion to vote any uninstructed shares on the ratification of the appointment of KPMG as the Company's independent registered public accounting firm.

## Voting Securities

The only outstanding voting securities of the Company are shares of Common Stock. As of the Record Date, there were 171,856,887 shares of Common Stock issued and outstanding, and each such share is entitled to one vote at the Annual Meeting. The presence in person or by proxy of holders of record of a majority of the outstanding shares of Common Stock is required to constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock underlying abstentions and broker non-votes will be considered present at the Annual Meeting for the purpose of determining whether a quorum is present.

Under Washington law and the Company's Bylaws, all proposals to be addressed at the Annual Meeting of Shareholders, including the election of each Director, will be approved if the votes cast by voters physically present at the Annual Meeting or represented by proxy in favor of the proposal or Director exceed the votes cast against such proposal or Director, as applicable. Abstentions and, except for Proposal 4, broker non-votes will not be counted either in favor of or against such proposals or the election of such Directors and, therefore, will have no effect on the outcomes of such proposals or the election of such Directors. For Proposal 4, the ratification of the appointment of KPMG as the Company's independent registered public accounting firm, brokers will have the discretion to vote uninstructed shares.

No cumulative voting rights are authorized, and dissenters' rights are not applicable to any of the matters being voted on. Proxies and ballots will be received and tabulated by Computershare Trust Company, N.A., an independent business entity not affiliated with the Company. The Common Stock is listed for trading on the NASDAQ Global Select Market under the symbol EXPD. The last sale price for the Common Stock, as reported by NASDAQ on March 12, 2019, was $76.57 per share.

## Solicitation of Proxies

The proxy accompanying this Proxy Statement is solicited by the Board of Directors of the Company. Proxies may be solicited by officers, Directors and regular supervisory and executive employees of the Company; none will receive any additional compensation for their services. In addition, the Company has agreed to pay the firm of D.F. King & Co., Inc. a fee of $10,000 plus reasonable expenses for proxy solicitation services. Solicitations of proxies may be made personally, or by mail, telephone, facsimile or messenger.

The Company, if requested, will pay persons holding shares of Common Stock in their names or in the names of nominees, but not owning such shares beneficially, such as brokerage houses, banks and other fiduciaries, for the expense of forwarding soliciting materials to their principals. All such costs of solicitation of proxies will be paid by the Company.

## Deadlines for Shareholder Proposals for the 2020 Annual Meeting of Shareholders

Pursuant to Rule 14a-8 under the Exchange Act, certain shareholder proposals may be eligible for inclusion in the Company's proxy materials for the 2020 Annual Meeting of Shareholders. In order to be eligible for inclusion, such proposals must be received by the Secretary at the Company's principal executive offices no later than November 28, 2019. Such proposals also must comply with Securities and Exchange Commission regulations regarding the inclusion of shareholder proposals in company-sponsored materials.

The Company's Bylaws provide a formal procedure for bringing business before the Annual Meeting of Shareholders. A shareholder proposing to present a matter (other than a proposal brought pursuant to Rule 14a-8 under the Exchange Act) before the 2020 Annual Meeting of Shareholders or to nominate a candidate for election to the Board of Directors at the 2020 Annual Meeting of Shareholders must deliver notice of the proposal or nomination to the Secretary at the Company's principal executive offices between the close of business on January 7, 2020 through the close of business on February 6, 2020. In the event that the date of the Annual Meeting of Shareholders is more than 30 days before or more than 60 days after May 5, 2020, notice of the proposal or nomination must be delivered to the Secretary at the Company's principal executive offices not earlier than the 120th day prior to the date of the Annual Meeting and not later than the later of the 90th day prior to the date of the Annual Meeting or, if the first public announcement of the date of the Annual Meeting is less than 100 days prior to the date of the Annual Meeting, the 10th day following the day on which the Company first makes a public announcement of the date of the meeting. The shareholder's notice must include the specified information concerning the proposal or nominee as described in the Company's Bylaws. The Company will not consider any proposal or nomination that does not meet the Company's bylaw requirements or SEC requirements for submitting a proposal or nomination. Pursuant to Rule 14a-4(c)(1) under the Exchange Act, the proxies designated by the Company for the 2020 Annual Meeting of Shareholders will have discretionary authority to vote with respect to any matter presented at the meeting if the Company has not received notice of the matter by the dates required under the Company's Bylaws, as described above, and in certain other instances specified in that rule.

An eligible shareholder seeking to nominate a candidate for election to the Board of Directors at the 2020 Annual Meeting of Shareholders must deliver notice of the nomination to the Secretary at the Company's principal executive offices between the close of business on October 29, 2019 through the close of business on November 28, 2019.

## Householding

To reduce the expenses of delivering duplicate materials, we are taking advantage of the Securities and Exchange Commission's "householding" rules, which permit us to deliver only one set of proxy materials (or one Notice of Internet Availability of Proxy Materials) to shareholders who share an address unless otherwise requested. If you share an address with another shareholder and have received only one set of materials, you may request a separate copy at no cost to you by contacting your broker, if you hold shares in a brokerage account. Alternatively, you may call Broadridge Financial Solutions at 1-866-540-7095 or write to Benjamin G. Clark, Senior Vice President, General Counsel and Corporate Secretary, 1015 Third Avenue, Seattle, Washington 98104. For future Annual Meetings you may request separate materials, or request that we send only one set of materials to you if you are receiving multiple copies, by contacting one of the parties listed above.

## APPENDIX A: AMENDMENT TO EMPLOYEE STOCK PURCHASE PLAN

### AMENDED AND RESTATED
### EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
### 2002 EMPLOYEE STOCK PURCHASE PLAN

WHEREAS, Expeditors International of Washington, Inc. (the "Company") maintains the 2002 Employee Stock Purchase Plan (the "2002 Plan"); and

WHEREAS, amendment of the 2002 Plan is now considered desirable to increase the number of shares of the Company's common stock available for purchase under the 2002 Plan and to make certain other changes related to fractional shares and dividend reinvestment elections;

NOW, THEREFORE, IT IS RESOLVED that by virtue and in exercise of the amending power reserved to the Company under Section 19 of the 2002 Plan, effective upon approval by shareholders at the 2019 Annual Meeting, the 2002 Plan is hereby amended and restated as follows:

## EXPEDITORS INTERNATIONAL OF WASHINGTON, INC.
## 2002 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose.

The purpose of this 2002 Employee Stock Purchase Plan (the "2002 Plan") is to provide employees of Expeditors International of Washington, Inc. (the "Company"), its Subsidiaries and Consolidated Affiliates with an opportunity to purchase Stock of the Company through accumulated payroll deductions, enabling such persons to acquire or increase a proprietary interest in the Company in order to strengthen the mutuality of interests between such persons and the Company's shareholders, and to provide a benefit that will assist the employer in competing to attract and retain employees of high quality. This 2002 Plan consists of two separate plans, one plan under which options ("Qualified Options") intended to qualify under Section 423 of the Internal Revenue Code of 1986 (the "Code") are granted to employees of the Company or its Subsidiaries and another plan under which options ("Nonqualified Options") that do not so qualify are granted to employees of Consolidated Affiliates. Qualified and Nonqualified Options are referred to in the aggregate as "Options." It is the intention of the Company that the 2002 Plan qualify as an "employee stock purchase plan" under Section 423 of the Code. Accordingly, the provisions of the 2002 Plan shall be construed in a manner consistent with the requirements of the Code.

2. Definitions.

For purposes of the 2002 Plan, the following terms shall be defined as set forth below, in addition to such terms as defined in Section 1 hereof:

"Account" means the account maintained on behalf of the participant by the Custodian for the purpose of investing in Stock and engaging in other transactions permitted under the 2002 Plan.

"Administrator" means the person or persons designated to administer the 2002 Plan under Section 13(a).

"Base Pay" means regular straight time earnings, plus bonuses and overtime payments, payments for incentive compensation and other special payments except to the extent that any such item is specifically excluded from the definition of Base Pay by the Committee.

"Board" means the Company's Board of Directors.

"Change in Control" means either one of the following: (i) when any 'person,' as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, a subsidiary thereof or a Company employee benefit plan, including any trustee of such plan acting as trustee) becomes the 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the combined voting power of the Company's then outstanding securities; or (ii) the occurrence of a transaction requiring shareholder approval, and involving the sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation.

"Committee" means the Compensation Committee of the Board or such other committee of two or more non-employee directors that may be designated by the Board to administer the 2002 Plan.

"Consolidated Affiliates" means entities where the Company maintains unilateral control over assets and operations and where the existence of the parent subsidiary relationship is maintained by means other than record ownership of voting stock.

"Custodian" means a custodian or any successor thereto as appointed by the Committee from time to time.

"Employee" means any individual employed continuously for at least sixty (60) days prior to the Enrollment Date by the Company, Subsidiary or a Consolidated Affiliate as a Full Time Employee.

"Enrollment Date" means the first day of the next Offering Period.

"Exchange Act" means the Securities Exchange Act of 1934 as amended.

"Exercise Date" means the last day of each Offering Period.

"Fair Market Value" means the last sale price for the Common Stock of the Company as reported on the National Association of Securities Dealers Automated Quotation System, or if the stock is traded on another stock exchange, the closing price for the stock on the principal such exchange or, if that day is not a Trading Day, then on the latest previous Trading Day.

"Full Time Employee" means an employee whose customary employment with the Company, Subsidiary or Consolidated Affiliate is more than 20 hours per week and more than five months per year.

"Offering Period" means the approximately one-year period commencing on the first Trading Day of August and terminating on the last Trading Day of the following July. The beginning and ending dates and duration of Offering Periods may be changed pursuant to Section 4 of the 2002 Plan.

"Purchase Price" means an amount equal to 85 percent of the Fair Market Value of a share of Stock on the Enrollment Date or 85 percent of the Fair Market Value of a share of Stock on the Exercise Date, whichever is lower.

"Reserves" means the number of shares of Stock covered by all options under the 2002 Plan which have not yet been exercised and the number of shares of Stock which have been authorized for issuance under the 2002 Plan, but which have not yet become subject to options.

"Stock" means the Company's Common Stock, and such other securities as may be substituted for Stock pursuant to Section 18 hereof.

"Subsidiary" means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

"Trading Day" means a day on which the New York Stock Exchange is open for trading.

3. Eligibility.

(a) All Employees (as determined in accordance with Section 2 hereof) of the Company, Subsidiary or Consolidated Affiliate on a given Enrollment Date shall be eligible to participate in the 2002 Plan, subject to Section 5(a).

(b) Any provisions of the 2002 Plan to the contrary notwithstanding, no Employee shall be granted an option under the 2002 Plan (i) to the extent that, immediately after the grant, such Employee (or any other person whose Stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock and/or hold outstanding options to purchase such stock possessing five percent or more of the total combined voting power or value of all classes of the capital stock of the Company or of any Subsidiary, (ii) to the extent that his or her rights to purchase stock under all employee stock purchase plans of the Company and its Subsidiaries accrue at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year in which such option is outstanding at any time, or (iii) in excess of 3,000 shares of stock for each calendar year in which such option is outstanding at any time.

(c) All participants in the 2002 Plan shall have equal rights and privileges (subject to the terms of the 2002 Plan) with respect to options outstanding during any given Offering Period.

4. Offering Periods.

The 2002 Plan shall have consecutive Offering Periods with an initial Offering Period commencing on the first Trading Day in August, 2002 and terminating in the last Trading Day of July, 2003. The Committee shall have the power to change the beginning date, ending date and duration of Offering Periods with respect to future offerings without shareholder approval if such change is announced at least five days prior to the scheduled beginning of the first Offering Period to be affected thereafter, provided that Offering Periods will in all cases comply with applicable limitations under Section 423(b)(7) of the Code.

5. Participation.

(a) Any person who will be an eligible Employee on a given Enrollment Date may become a participant in the 2002 Plan by completing a subscription agreement authorizing payroll deductions and filing it with the Administrator before such Enrollment Date.

(b) Payroll deductions for a participant shall commence on the first payroll following the Enrollment Date and shall end on the last payroll in the Offering Period to which such authorization is applicable, unless sooner terminated by the participant as provided in Section 10 hereof.

6. Payroll Deductions.

(a) At the time a participant files his or her subscription agreement, he or she shall elect to have payroll deductions made on each pay day during the Offering Period in a regular amount, expressed as a percentage, not to exceed 10% of Base Pay.

(b) All payroll deductions made for a participant shall be credited to his or her Account under the 2002 Plan. A participant may not make any additional payments into such Account.

(c) A participant may discontinue his or her participation in the 2002 Plan as provided in Section 10 hereof. Unless otherwise authorized by the Committee, a participant may not change his or her payroll deduction rate during any Offering Period. Absent Committee authorization, any change in the rate shall be effective as of the next Offering Period. A participant's subscription agreement shall remain in effect for successive Offering Periods unless terminated as provided in Section 10 hereof.

(d) The foregoing notwithstanding, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 3(b) hereof, a participant's payroll deductions may be terminated at such time during any Offering Period which is scheduled to end during the current calendar year (the "Current Offering Period") that the aggregate of all payroll deductions accumulated with respect to the Current Offering Period equals $21,250 (or such other limit as may apply under Code Section 423(b)(8)). Payroll deductions shall recommence at the rate provided in such participant's subscription agreement (as previously on file or as changed in accordance with Section 6(c)) at the beginning of the next Offering Period which is scheduled to end in the following calendar year, unless terminated by the participant as provided in Section 10 hereof.

(e) The Company, Subsidiary or Consolidated Affiliate is authorized to withhold from any payment to be made to a participant, including any payroll and other payments not related to the 2002 Plan, amounts of withholding and other taxes due in connection with any transaction under the 2002 Plan, including any disposition of shares acquired under the 2002 Plan, and a participant's enrollment in the 2002 Plan will be deemed to constitute his or her consent to such withholding. At the time of a participant's exercise of an option or disposition of shares acquired under the 2002 Plan, the Company may require the participant to make other arrangements to meet tax withholding obligations as a condition to the exercise of rights or distribution of shares or cash from the participant's Account. In addition, a Participant may be required to advise the Company of sales and other dispositions of Stock acquired under the 2002 Plan in order to permit the Company to comply with tax laws and to claim any tax deductions to which the Company may be entitled with respect to the 2002 Plan.

7. Grant of Option.

On the Enrollment Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an option to purchase on the Exercise Date of such Offering Period, at the applicable Purchase Price, up to a number of shares of Stock determined by dividing such Employee's payroll deductions accumulated prior to such Exercise Date and retained in the Participant's Account as of the Exercise Date by the applicable Purchase Price; provided that such purchase shall be subject to the limitations set forth in Sections 3(b) and 12 hereof. Exercise of the option shall occur as provided in Section 8 hereof, unless the participant has withdrawn pursuant to Section 10 hereof.

8. Exercise of Option.

Participant's option for the purchase of shares shall be exercised automatically on the Exercise Date, and the maximum number of shares subject to option shall be purchased for such participant at the applicable Purchase Price with the accumulated payroll deductions in his or her Account. Shares purchased shall include fractional shares calculated to at least three decimal places, unless otherwise determined by the Committee. If fractional shares are not to be purchased for a participant's Account, any payroll deductions accumulated in a participant's Account not sufficient to purchase a full share shall be retained in the participant's Account for the subsequent Offering Period, subject to earlier withdrawal by the participant as provided in Section 10 hereof. During a participant's lifetime, a participant's option to purchase shares hereunder is exercisable only by him or her.

9. Delivery of Shares; Participant Accounts.

(a) At or as promptly as practicable after the Exercise Date for an Offering Period, the Company will deliver the shares of Stock purchased to the Custodian for deposit into the participant's Account.

(b) Cash dividends on any Stock credited to a participant's Account may, upon a participant's election, be reinvested in additional shares of Stock; such amounts will not be available in the form of cash to participants. All cash dividends paid on Stock credited to participants' Accounts will be paid over by the Company to the Custodian at the dividend payment date. The Custodian will aggregate all purchases of Stock in connection with the 2002 Plan for a given dividend payment date. Purchases of Stock for purposes of dividend reinvestment will be made as promptly as practicable (but not more than 30 days) after a dividend payment date. The Custodian will make such purchases, as directed by the Committee, in transactions on any securities exchange upon which Stock is traded, otherwise in the over-the-counter market, or in negotiated transactions. Any shares of Stock distributed as a dividend or distribution in respect of shares of Stock or in connection with a split of the Stock credited to a participant's Account will be credited to such Account. In the event of any other non-cash dividend or distribution in respect of Stock credited to a participant's Account, the Custodian will, if reasonably practicable and at the direction of the Committee, sell any property received in such dividend or distribution as promptly as practicable and use the proceeds to purchase additional shares of Common Stock in the same manner as cash paid over to the Custodian for purposes of dividend reinvestment.

(c) Each participant will be entitled to vote the number of shares of Stock credited to his or her Account (including any fractional shares credited to such Account) on any matter as to which the approval of the Company's shareholders is sought. If a participant does not vote or grant a valid proxy with respect to shares credited to his or her Account, such shares will be voted by the Custodian in accordance with any stock exchange or other rules governing the Custodian in the voting of shares held for customer accounts. Similar procedures will apply in the case of any consent solicitation of Company shareholders.

10. Withdrawal of Payroll Deductions or Shares; Termination of Employment.

(a) If a participant terminates his or her payroll deduction rate during an Offering Period, the cash balance contributed for the year shall be refunded as soon as practicable. Payroll deductions shall not automatically resume at the beginning of the succeeding Offering Period unless such individual delivers to the Administrator a new subscription agreement.

(b) Upon a participant's ceasing to be an Employee for any reason (including upon the participant's death), he or she shall be deemed to have elected to withdraw from the 2002 Plan and the payroll deductions credited to such participant's Account during the Offering Period but not yet used to exercise the option shall be returned to such participant as soon as practicable or, in the case of his or her death, to the person or persons entitled thereto under Section 14 hereof, and such participant's option shall be automatically terminated.

(c) A participant seeking to withdraw or transfer shares of Stock must give instructions to the Custodian in such manner and form as may be prescribed by the Committee and the Custodian, which instructions will be acted upon as promptly as practicable. Withdrawals and transfers will be subject to any fees imposed in accordance with Section 10(e) hereof.

(d) Upon a participant's ceasing to be an Employee for any reason, the Custodian will continue to maintain the participant's Account until the earlier of such time as the participant withdraws or transfers all Stock in the Account or one year after the participant ceases to be employed by the Company, its Subsidiaries or Consolidated Affiliates. At the expiration of such one-year period, the assets in participant's Account shall be withdrawn or transferred as elected by the participant or, in the absence of such election, as determined by the Committee.

(e) Costs and expenses incurred in the administration of the 2002 Plan and maintenance of Accounts will be paid by the Company, including annual fees of the Custodian and any brokerage fees and commissions for the purchase of Stock upon reinvestment of dividends and distributions. The foregoing notwithstanding, the Custodian may impose or pass through a reasonable fee for the withdrawal of Stock in the form of stock certificates (as permitted under Section 10(c)), and reasonable fees for other services unrelated to the purchase of Stock under the 2002 Plan, to the extent approved in writing by the Company and communicated to participants. In no circumstance shall the Company pay any brokerage fees and commissions for the sale of Stock acquired under the 2002 Plan by a participant.

11. Interest.

No interest shall accrue on the payroll deductions of a participant in the 2002 Plan.

12. Stock.

(a) The maximum number of shares of Stock which shall be made available for sale under the 2002 Plan shall be fifteen million (15,000,000) shares plus any shares transferred to Reserves from the 1988 Employee Stock Purchase Plan ("1988 Plan") pursuant to Section 24, subject to further adjustment as provided in Section 18 hereof. If, on a given Exercise Date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the 2002 Plan, the Company shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.

(b) The participant shall have no interest or voting right in shares purchasable upon exercise of his or her option until such option has been exercised.

(c) Shares acquired through dividend reinvestment shall be purchased on the open market unless otherwise determined by the Committee.

13. Administration.

(a) The 2002 Plan shall be administered by the Committee. The Committee shall have full and final authority to construe, interpret and apply the terms of the 2002 Plan, to determine eligibility and to adjudicate all disputed claims filed under the 2002 Plan. The Committee may, in its discretion, delegate authority to the Administrator. Every finding, decision and determination made by the Committee or Administrator shall, to the full extent permitted by law, be final and binding upon all parties (except for any reserved right of the Committee to review a finding, decision or determination of the Administrator). The Committee, Administrator, and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any executive officer, other officer or employee of the Company, Subsidiary, Consolidated Affiliate, the Company's independent auditors, consultants or any other agents assisting in the administration of the 2002 Plan. Members of the Committee or Administrator and any officer or employee of the Company, Subsidiary or Consolidated Affiliate acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the 2002 Plan, and shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action or determination.

(b) The Custodian will act as custodian under the 2002 Plan, and will perform such duties as are set forth in the 2002 Plan and in any agreement between the Company and the Custodian. The Custodian will establish and maintain, as agent for each participant, an Account and any sub-accounts as may be necessary or desirable for the administration of the 2002 Plan.

14. Designation of Beneficiary.

(a) A participant may file a written designation of a beneficiary who is to receive shares and cash, if any, from the participant's Account under the 2002 Plan in the event of (i) such participant's death subsequent to an Exercise Date on which the option is exercised, but prior to a distribution to such participant of shares or cash then held in the participant's Account or (ii) such participant's death prior to exercise of the option. If a participant is married and the designated beneficiary is not the spouse, spousal consent shall be required for such designation to be effective.

(b) Subject to spousal consent, if applicable, such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the 2002 Plan who is living at the time of such participant's death, any shares or cash otherwise deliverable under Section 14(a) shall be delivered to the participant's estate.

15. Transferability.

Neither payroll deductions credited to a participant's Account nor any rights with regard to the exercise of an option or to receive shares under the 2002 Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect.

16. Use of Funds.

All payroll deductions received or held by the Company under the 2002 Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17. Reports.

An individual Account shall be maintained by the Custodian for each participant in the 2002 Plan. Statements of Account shall be given to each participant at least annually, which statements shall set forth the amounts of payroll deductions, the Purchase Price, the number of shares purchased, any remaining cash balance, and other information deemed relevant by the Committee.

18. Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, or Change in Control.

(a) Changes in Capitalization. The Committee shall proportionately adjust the Reserves and the price per share and the number of shares of Stock covered by each option under the 2002 Plan which has not yet been exercised for any increase or decrease in the number of issued shares of Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Stock, or other extraordinary corporate event which affects the Stock in order to prevent dilution or enlargement of the rights of participants. The determination of the Committee with respect to any such adjustment shall be final, binding and conclusive.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Committee.

(c) Change in Control. In the event of a Change in Control, the Committee shall shorten the Offering Period then in progress by setting a new Exercise Date (the "New Exercise Date"). The New Exercise Date shall be before the date that will constitute the Change in Control. The Committee shall notify each participant in writing, at least ten business days prior to the New Exercise Date, that the Exercise Date for the participant's option has been changed to the New Exercise Date and that the participant's option shall be exercised automatically on the New Exercise Date, unless prior to such date the participant has withdrawn from the Offering Period as provided in Section 10 hereof.

19. Amendment or Termination.

(a) The Board may at any time and for any reason terminate or amend the 2002 Plan. Except as provided in Section 18 hereof, no such termination can affect options previously granted, provided that an Offering Period may be terminated by the Board of Directors by shortening the Offering Period and accelerating the Exercise Date to a date not prior to the date of such Board action if the Board determines that termination of the 2002 Plan is in the best interests of the Company and its shareholders. Except as provided in Section 18 and this Section 19, no amendment may make any change in any option theretofore granted which materially adversely affects the rights of any participant, and any amendment will be subject to the approval of the Company's shareholders not later than one year after Board approval of such amendment if such shareholder approval is required by any Federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, or if such shareholder approval is necessary in order for the 2002 Plan to continue to meet the requirements of Section 423 of the Code, and the Board may otherwise, in its discretion, determine to submit any amendment to shareholders for approval. For the avoidance of doubt, any action to change the purchase price of shares to be made available for sale under the 2002 Plan shall always be subject to shareholder approval.

(b) Without shareholder consent and without regard to whether any participant rights may be considered to have been "adversely affected," the Committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. Dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Stock for each participant properly correspond with amounts withheld from the participant's compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion are advisable and consistent with the 2002 Plan. Without limiting the generality of the foregoing, the Committee may, but shall not be required to, modify or eliminate grants to persons who are otherwise eligible to receive options under this 2002 Plan who are foreign nationals or employed outside the United States to recognize differences in local law, tax policy or custom.

20. Notices.

All notices or other communications by a participant to the Company under or in connection with the 2002 Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. Conditions Upon Issuance of Shares.

The Company shall not be obligated to issue shares with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the Exchange Act, the Securities Act of 1933, as amended, all regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed or quoted, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

22. No Right to Options or to Employment.

This contract is between the Company and the individual participant and does not in any way alter or amend the existing employment relationship with the Company, its Subsidiary or Consolidated Affiliate. Participation in the 2002 Plan shall in no way constitute any form of agreement or understanding binding on the Company, Subsidiary or Consolidated Affiliate, express or implied, of continued employment for any length of time, nor shall participation in the 2002 Plan interfere in any way with the lawful rights of the actual employer to terminate the employment relationship, which rights are hereby reserved for that particular legal entity.

23. Limitations on Sales of Stock Purchased Under the 2002 Plan.

The 2002 Plan is intended to provide common stock for investment and not for resale. The Company does not, however, intend to restrict or influence any participant in the conduct of his or her own affairs. A participant, therefore, may sell stock purchased under the 2002 Plan at any time, subject to compliance with any applicable Federal or state securities laws; provided, however, that because of certain Federal tax requirements, each participant will agree by entering the 2002 Plan, promptly to give the company notice of any such stock disposed of within two years after the date of the grant of the applicable option, showing the number of such shares disposed of. THE INDIVIDUAL EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE STOCK.

24. 2002 Plan Effective Date and Shareholder Approval.

The 2002 Plan shall become effective upon approval by the Company's shareholders by a vote sufficient to meet the requirements of Section 423(b)(2) of the Code at the next annual meeting of the shareholders to be held May 8, 2002, which is prior to the first Exercise Date. In the event that the 2002 Plan is approved by the Company's shareholders, the final plan year for the existing 1988 Plan shall close on July 31, 2002 and the 1988 Plan shall be terminated upon distribution of shares purchased in such final plan year with any remaining shares registered for issuance under the 1988 Plan being transferred to Reserves under this 2002 Plan.

Expeditors®

